File Nos.   333-
                                                                811-05618
==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    (X)
            Pre-Effective Amendment No.                                    ( )
            Post-Effective Amendment No.                                   ( )

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            ( )
            Amendment No. 38                                               (X)

                      (Check appropriate box or boxes.)

     ALLIANZ LIFE VARIABLE ACCOUNT B
     -------------------------------
        (Exact Name of Registrant)

     ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
     -----------------------------------------------
        (Name of Depositor)


     1750 Hennepin Avenue,  Minneapolis,  MN                             55403
     -------------------------------------------                         -----
     (Address of Depositor's Principal Executive Offices)           (Zip Code)

Depositor's Telephone Number,  including Area Code             (612)  347-6596

     Name and Address of Agent for Service
     -------------------------------------
          Michael T. Westermeyer
          Allianz Life Insurance Company of North America
          1750 Hennepin Avenue
          Minneapolis,  MN 55403

     Copies to:
          Judith A. Hasenauer
          Blazzard, Grodd & Hasenauer,  P.C.
          P.O. Box 5108
          Westport,  CT  06881
          (203) 226-7866

Approximate Date of Proposed Public Offering:
     As soon as practicable after the effective date of this Filing.

==============================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.




                            CROSS REFERENCE SHEET
                            (Required by Rule 495)

Item No.                                                 Location
--------                                                 --------

          PART A

Item 1.   Cover Page . . . . . . . . . . . . . . . . .   Cover Page

Item 2.   Definitions .  . . . . . . . . . . . . . . .   Index of Terms

Item 3.   Synopsis or Highlights.  . . . . . . . . . .   Profile

Item 4.   Condensed Financial Information. . . . . . .   Not Applicable

Item 5.   General Description of Registrant, Depositor,
          and Portfolio Companies. . . . . . . . . . . . Other Information-
                                                         The Separate Account,
                                                         Allianz Life,
                                                         Investment Options

Item 6.   Deductions. . . . . . . . .. . . . . . . . . . Expenses

Item 7.   General Description of Variable
          Annuity Contracts . . . . . . . . . . . . . . .The Charter
                                                         Variable Annuity
                                                         Contract

Item 8.   Annuity Period. . .. . . . . . . . . . . . . . Annuity Payments
                                                         (The Payout Phase)

Item 9.   Death Benefit. . . . . . . . . . . . . . . . . Death Benefit

Item 10.  Purchases and Contract Value. . . . . . . . . .Purchase

Item 11.  Redemptions. . . . . . . . . . . . . . . . . . Access to Your Money

Item 12.  Taxes. . . . . . . . . . . . . . . . . . . . . Taxes

Item 13.  Legal Proceedings. . . . . . . . . . . . . . . None

Item 14.  Table of Contents of the Statement of
          Additional Information. . . . . . . . . . .    Table of Contents
                                                         of the Statement of
                                                         Additional Information




                        CROSS REFERENCE SHEET (cont'd)
                            (Required by Rule 495)


Item No.                                               Location
--------                                            --------------------

          PART B

Item 15.  Cover Page. . . . . . . . .. . . . . . . .   Cover Page

Item 16.  Table of Contents. . . . . . . . . . . . .   Table of Contents

Item 17.  General Information and History. . . . . .   Insurance Company

Item 18.  Services. . . . . . . . . . . . .. . . . .   Not Applicable

Item 19.  Purchase of Securities Being Offered. . . .  Not Applicable

Item 20.  Underwriters. . . . . . . . . . . . . . . .  Distributor

Item 21.  Calculation of Performance Data. . . . . .   Calculation of
                                                       Performance Data

Item 22.  Annuity Payments. . . . . . . . . . . . . .  Annuity Provisions

Item 23.  Financial Statements. . . . .  . . . . . .   Financial Statements


                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered, in Part C to this Registration Statement.


                                     PART A

Profile of the
Charter Variable Annuity Contract


ALLIANZ LIFE INSURANCE COMPANY
OF NORTH AMERICA

___________, 1998


This profile is a summary of some of the more important points that you should consider and know before purchasing the Charter Variable Annuity Contract with a fixed option. The Contract is more fully described in the prospectus which accompanies this profile. Please read the prospectus carefully.

1. THE CHARTER VARIABLE ANNUITY CONTRACT


The variable annuity contract with a fixed option offered by Allianz Life Insurance Company of North America (Allianz Life) is a contract between you, the owner, and Allianz Life, an insurance company. The Contract provides a means for investing on a tax-deferred basis. The Contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed annuity income options.

The Contract has 25 variable investment options -- each of which invests in a portfolio of Franklin Valuemark Funds and a fixed option of Allianz Life. The portfolios are managed by Franklin Advisers, Inc. and its Templeton and Franklin affiliates. A list of the available portfolios is contained in Section 4. Depending upon market conditions, you can make or lose money in the Contract based on the portfolios' investment performance. The portfolios are designed to offer a better return than the fixed option, however, this is not guaranteed.

The fixed option offers an interest rate that is guaranteed by Allianz Life. Your initial interest rate is set on the date when your money is invested in the fixed option and remains effective for one year. Initial interest rates are declared monthly. If you select the fixed option, your money will be held in our general account with principal and interest backed by Allianz Life.

Allianz Life reserves the right to limit the number of portfolios which you may invest in at any one time (now or in the future). Currently, you can put your money in 10 options at one time (which includes any of the 25 portfolios listed in Section 4 and the Allianz Life fixed option).

Like all deferred annuity contracts, your Contract has two phases: the accumulation phase and the payout phase. During the accumulation phase, your earnings accumulate on a tax-deferred basis and are based on the investment performance of the portfolio(s) you selected and/or the interest rate earned on the money you have in the fixed option. During the accumulation phase, the earnings are taxed as income only when you make a surrender. The payout phase occurs when you begin receiving regular payments from your Contract. The amount of the payments you may receive during the payout phase depends in part upon the amount of money you are able to accumulate in your Contract during the accumulation phase.


2. ANNUITY PAYMENTS
(THE PAYOUT PHASE)


You can receive monthly annuity payments from your Contract by selecting one of the following annuity options (all of these options assume you are the owner and the annuitant):

(1)  payments for your life;

(2) payments for your life, but if you die before payments have been made for the guaranteed period you selected, payments will continue for the remainder of the guaranteed period (5, 10, 15 or 20 years);

(3) payments during the joint lifetime of you and the joint annuitant - - when either of you die, payments will continue as long as the survivor lives;

(4) payments during the joint lifetime of you and the joint annuitant, but if you and the joint annuitant die before payments have been made for the guaranteed period you selected, payments will continue for the remainder of the guaranteed period (5, 10, 15 or 20 years); and

(5) payments during your life ending with the last payment due prior to your death with a guarantee that at your death Allianz Life will make a refund, as described in the Contract, to your beneficiary.

Once you begin receiving regular annuity payments, you cannot change your annuity option or surrender your Contract.

During the payout phase, you may select from the portfolios available or the fixed option for your investment choices. You may elect to receive annuity payments as a variable payout, a fixed payout, or a combination of both. If you choose to have any part of your payments based on portfolio performance (i.e., variable payout), the dollar amount of your annuity payments may go up or down, depending on the investment performance.

3. PURCHASE

You can buy the Contract with $25,000 or more. You can add $250 or more any time you like during the accumulation phase. Contact your registered representative to help you fill out the proper forms. You and the annuitant cannot be older than 85 years old at the time you buy the Contract. This product is not appropriate for market timers.

4. INVESTMENT OPTIONS

You may select the Allianz Life fixed option and/or variable investment options which invest in the following portfolios of Franklin Valuemark Funds:

PORTFOLIO SEEKING STABILITY
OF PRINCIPAL AND INCOME:
Money Market Fund

PORTFOLIOS SEEKING
CURRENT INCOME:
High Income Fund
Templeton Global Income Securities Fund
U.S. Government Securities Fund
Zero Coupon Funds - 2000, 2005 and 2010

PORTFOLIOS SEEKING
GROWTH AND INCOME:
Global Utilities Securities Fund
Growth and Income Fund
Income Securities Fund
Mutual Shares Securities Fund
Real Estate Securities Fund
Rising Dividends Fund
Templeton Global Asset Allocation Fund
Value Securities Fund

PORTFOLIOS SEEKING
CAPITAL GROWTH:
Capital Growth Fund
Global Health Care Securities Fund
Mutual Discovery Securities Fund
Natural Resources Securities Fund
Small Cap Fund
Templeton Developing Markets Equity Fund
Templeton Global Growth Fund
Templeton International Equity Fund
Templeton International Smaller Companies Fund
Templeton Pacific Growth Fund

The  portfolios  are fully  described  in the attached  prospectus  for Franklin
Valuemark   Funds.  You  can  make  or  lose  money  based  on  the  portfolios'
performance.

5. EXPENSES

The Contract has insurance features and investment features, and there are costs related to each.

The annual insurance charges for your Contract depend on the death benefit (traditional or enhanced) that you select when you buy the Contract. The annual insurance charges total 1.15% (traditional death benefit) or 1.35% (enhanced death benefit) of the average daily value of your Contract allocated to the portfolios. Each year Allianz Life also deducts a $40 contract maintenance charge from your Contract. Allianz Life currently waives this charge if the cumulative value of all your Charter Contracts (registered with the same social security number) are at least $100,000. There are also annual portfolio operating expenses, which vary depending upon the portfolios you select. These expenses range from .70% to 1.72% of the average daily value of the portfolios' Class 2 shares.

You can transfer between investment options up to 12 times a year without charge. After 12 transfers, the charge is $25 or 2% of the amount transferred, whichever is less. Market timing transfers may not be permitted.

Allianz Life does not assess a surrender charge, or a contingent deferred sales charge if you make a surrender (partial or total) from the Contract.

Allianz Life may assess a state premium tax charge which ranges from 0%-3.5% (depending upon the state) when you die, start receiving annuity payments, or make a complete surrender.

We have provided the following charts to help you understand the expenses in your Contract. Chart 1 is for Contracts with the traditional death benefit option. Chart 2 is for Contracts with the enhanced death benefit option. The column "Total Annual Expenses" shows the total of the $40 contract maintenance charge (which has been converted to a percentage and is represented as .10% below), the insurance charges (which either total 1.15% or 1.35%, depending upon the death benefit you selected) and the total annual portfolio expenses for each portfolio.

The next two columns show you two examples of the expenses, in dollars, you would pay under a Contract. The examples assume that you invested $1,000 in a Contract which earns 5% annually and that you surrender your Contract: (1) at the end of year 1, and (2) at the end of year 10. The premium tax is assumed to be 0% in both examples. These are just examples. They do not represent past or future expenses. Actual expenses may be higher or lower than those shown.

CHART 1 - EXPENSES FOR CONTRACTS WITH TRADITIONAL DEATH BENEFIT:


                                      Total
                          Total       Annual       EXAMPLES:
                          Annual      Class 2     Total     Expenses at
                          Insurance   Portfolio   Annual    end of:
Portfolio Option          Charges     Expenses    Expenses  1 Year   10 Years
-----------------------------------------------------------------------------

Capital Growth            1.25%        1.07%      2.32%      $24      $265
Global Health Care
 Securities               1.25%        1.16%      2.41%      $24      $275
Global Utilities
 Securities               1.25%         .80%      2.05%      $21      $237
Growth and Income         1.25%         .79%      2.04%      $21      $236
High Income               1.25%         .83%      2.08%      $21      $241
Income Securities         1.25%         .80%      2.05%      $21      $237
Money Market              1.25%         .83%      2.08%      $21      $241
Mutual Discovery
 Securities               1.25%        1.36%      2.61%      $26      $295
Mutual Shares Securities  1.25%        1.10%      2.35%      $24      $268
Natural Resources
 Securities               1.25%         .99%      2.24%      $23      $257
Real Estate Securities    1.25%         .84%      2.09%      $21      $242
Rising Dividends          1.25%        1.04%      2.29%      $23      $262
Small Cap                 1.25%        1.07%      2.32%      $24      $265
Templeton Developing
 Markets Equity           1.25%        1.72%      2.97%      $30      $329
Templeton Global Asset
 Allocation               1.25%        1.24%      2.49%      $25      $283
Templeton Global Growth   1.25%        1.18%      2.43%      $25      $277
Templeton Global Income
 Securities               1.25%         .92%      2.17%      $22      $250
Templeton International
 Equity                   1.25%        1.19%      2.44%      $25      $278
Templeton International
 Smaller Companies        1.25%        1.36%      2.61%      $26      $295
Templeton Pacific
 Growth                   1.25%        1.33%      2.58%      $26      $292
U.S. Government
 Securities               1.25%         .80%      2.05%      $21      $237
Value Securities          1.25%        1.11%      2.36%      $24      $270
Zero Coupon 2000          1.25%         .70%      1.95%      $20      $227
Zero Coupon 2005          1.25%         .70%      1.95%      $20      $227
Zero Coupon 2010          1.25%         .70%      1.95%      $20      $227

CHART 2 - EXPENSES FOR CONTRACTS WITH ENHANCED DEATH BENEFIT:

                                                            EXAMPLES:

                                      Total
                          Total       Annual
                          Annual      Class 2     Total     Expenses at
                          Insurance   Portfolio   Annual    end of:
Portfolio Option          Charges     Expenses    Expenses  1 Year   10 Years
-----------------------------------------------------------------------------

Capital Growth            1.45%        1.07%      2.52%      $26      $286
Global Health Care
 Securities               1.45%        1.16%      2.61%      $26      $295
Global Utilities
 Securities               1.45%         .80%      2.25%      $23      $258
Growth and Income         1.45%         .79%      2.24%      $23      $257
High Income               1.45%         .83%      2.28%      $23      $261
Income Securities         1.45%         .80%      2.25%      $23      $258
Money Market              1.45%         .83%      2.28%      $23      $261
Mutual Discovery
 Securities               1.45%        1.36%      2.81%      $28      $314
Mutual Shares Securities  1.45%        1.10%      2.55%      $26      $289
Natural Resources
 Securities               1.45%         .99%      2.44%      $25      $278
Real Estate Securities    1.45%         .84%      2.29%      $23      $262
Rising Dividends          1.45%        1.04%      2.49%      $25      $283
Small Cap                 1.45%        1.07%      2.52%      $26      $286
Templeton Developing
 Markets Equity           1.45%        1.72%      3.17%      $32      $348
Templeton Global Asset
 Allocation               1.45%        1.24%      2.69%      $27      $302
Templeton Global Growth   1.45%        1.18%      2.63%      $27      $297
Templeton Global Income
 Securities               1.45%         .92%      2.37%      $24      $271
Templeton International
 Equity                   1.45%        1.19%      2.64%      $27      $298
Templeton International
 Smaller Companies        1.45%        1.36%      2.81%      $28      $314
Templeton Pacific
 Growth                   1.45%        1.33%      2.78%      $28      $311
U.S. Government
 Securities               1.45%         .80%      2.25%      $23      $258
Value Securities          1.45%        1.11%      2.56%      $26      $290
Zero Coupon 2000          1.45%         .70%      2.15%      $22      $248
Zero Coupon 2005          1.45%         .70%      2.15%      $22      $248
Zero Coupon 2010          1.45%         .70%      2.15%      $22      $248

The expenses for the newly formed Class 2 shares of each portfolio have been estimated. Estimates are based on the Class 2 Rule 12b-1 Plan and each portfolio's historical Class 1 share expenses or, for the new Global Health Care Securities and Value Securities Funds, estimated Class 1 share expenses. The expenses for the Zero Coupon Funds also reflect current fee waiver arrangements. For more detailed information, see the Fee Table in the prospectus for the Contract.

6. TAXES

Any earnings are not taxed until you take them out. In most cases, if you take money out, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the taxable amounts surrendered. Payments during the payout phase are considered partly a return of your original investment. That part of each payment is not taxable as income. If the Contract is tax-qualified, the entire payment may be taxable.

7. ACCESS TO YOUR MONEY

You may make a surrender at any time during the accumulation phase. Any partial surrender must be for at least $500. You may request a surrender or elect the Systematic Withdrawal Program or Minimum Distribution Program which are briefly described in Section 10 of this Profile. Of course, you may also have to pay income taxes and a tax penalty on any money you take out of the Contract.

8. PERFORMANCE

The value of the Contract will vary up or down depending upon the performance of the portfolio(s) you choose.

The following charts show total returns for the Contracts for the periods shown. Chart 1 shows the performance for Contracts with the traditional death benefit and Chart 2 shows performance for Contracts with the enhanced death benefit. Performance is not shown for the Global Health Care Securities Fund and the Value Securities Fund because they began operations on May 1, 1998. These numbers reflect the insurance charges, the contract maintenance charge and the operating expenses of the portfolios. Although the Contracts are new, the performance assumes your Contract was invested in the portfolios for the periods shown. Because the portfolios' Class 2 shares are new, the performance is based on the historical performance of the portfolios' Class 1 shares. Class 2 shares have 12b-1 plan expenses of up to 0.30% per year which will affect future performance. Past performance is not a guarantee of future results.

CHART 1
                                    Calendar Year

Portfolio Option    1997   1996    1995    1994    1993    1992    1991   1990
------------------------------------------------------------------------------
Capital Growth     _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Global Utilities
 Securities        _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Growth and Income  _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
High Income        _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Income Securities  _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Money Market       _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Mutual Discovery
 Securities        _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Mutual Shares
 Securities        _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Natural Resources
 Securities        _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Real Estate
 Securities        _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Rising Dividends   _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Small Cap          _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Templeton
 Developing
 Markets Equity    _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Templeton Global
 Asset Allocation  _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Templeton Global
 Growth            _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
 Templeton Global
 Income Securities _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Templeton
 International
 Equity            _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Templeton
 International
 Smaller
 Companies         _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Templeton Pacific
 Growth            _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
U.S. Government
 Securities        _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Zero Coupon 2000   _____% ____$  _____%   _____%  ____%  ____%   _____%  ____%
Zero Coupon 2005   _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Zero Coupon 2010   _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%

CHART 2
                                    Calendar Year

Portfolio Option    1997   1996    1995    1994    1993    1992    1991   1990
------------------------------------------------------------------------------
Capital Growth     _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Global Utilities
 Securities        _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Growth and Income  _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
High Income        _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Income Securities  _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Money Market       _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Mutual Discovery
 Securities        _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Mutual Shares
 Securities        _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Natural Resources
 Securities        _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Real Estate
 Securities        _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Rising Dividends   _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Small Cap          _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Templeton
 Developing
 Markets Equity    _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Templeton Global
 Asset Allocation  _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Templeton Global
 Growth            _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
 Templeton Global
 Income Securities _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Templeton
 International
 Equity            _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Templeton
 International
 Smaller
 Companies         _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Templeton Pacific
 Growth            _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
U.S. Government
 Securities        _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Zero Coupon 2000   _____% ____$  _____%   _____%  ____%  ____%   _____%  ____%
Zero Coupon 2005   _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%
Zero Coupon 2010   _____% ____%  _____%   _____%  ____%  ____%   _____%  ____%

9. DEATH BENEFIT

If you die during the accumulation phase, the person you have selected as your beneficiary will receive a death benefit. At the time you purchase the Contract, you must select either the traditional death benefit option or the enhanced death benefit option. Once selected, you cannot change it.

If you select the traditional death benefit option, the amount of death benefit will be the greater of:

(1)  the value of your Contract, less any applicable premium taxes; or

(2) any payments you have made, less any surrenders and applicable premium taxes.

If you select the enhanced death benefit option, the amount of the death benefit will be the greater of:

(1)  the value of your Contract, less any applicable premium taxes; or

(2)  the guaranteed minimum death benefit, less any applicable premium tax.

     The guaranteed minimum death benefit is the greater of:

     (a)  the sum of all payments you have made, less any surrenders; or

     (b) the greatest value of your Contract Anniversaries prior to your 86th birthday (your Contract Anniversaries equal the value of your Contract on a Contract anniversary, increased by the amount of any payments you have made since that anniversary, less the amount of any surrenders you have made since that anniversary).

10. OTHER INFORMATION

Free Look. If you cancel the Contract within 10 days after receiving it (or whatever period is required in your state), you will receive whatever your Contract is worth on the day we receive your request. This may be more or less than your original payment. (Some states require that we return your payment.)

No Probate. In most cases, when you die, your beneficiary will receive the death benefit without going through probate.

Purchasing Considerations. The Charter Variable Annuity Contract is designed for people seeking long-term tax deferred accumulation of assets, generally for retirement or other long-term purposes. The tax deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot accept the risk of getting back less money than you put in.

Additional Features

The Contract offers additional features which you might be interested in. These include:

Automatic Investment Plan - You can automatically add to your Contract on a monthly or quarterly basis for as little as $100 by electronic transfer of monies from your savings or checking account.

Dollar Cost Averaging Program - You can arrange to have a regular amount of money automatically transferred from selected portfolios to other portfolios each month. Theoretically this can give you a lower average cost per unit over time than a single one time purchase. However, there are no guarantees that this will take place.

Flexible Rebalancing - Allianz Life will automatically readjust your Contract value among the portfolios to maintain your specified allocation mix. This can be done quarterly, semi-annually or annually.

Systematic Withdrawal Program - You can elect to receive monthly or quarterly payments from Allianz Life while your Contract is in the accumulation phase. Of course, you may have to pay tax penalties and income taxes on the money you receive.

Minimum Distribution Program - You can arrange to have money sent to you each month or quarter to meet certain required distribution requirements imposed by the Internal Revenue Code generally after age 70 1/2.

These features are not available in all states and may not be suitable for your particular situation.

11. INQUIRIES

If you have any questions about your Contract or need more information, please contact us at:

            Valuemark Service Center
            300 Berwyn Park
            P.O. Box 3031
            Berwyn, PA 19312-0031
            (800) 624-0197


                      THE CHARTER VARIABLE ANNUITY CONTRACT
                                    issued by
                         ALLIANZ LIFE VARIABLE ACCOUNT B
                                       and
                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

This prospectus describes the Charter Variable Annuity Contract with a Fixed Option offered by Allianz Life Insurance Company of North America (Allianz
Life).

The annuity has 25 variable options, each of which invests in one of the Portfolios of Franklin Valuemark Funds listed below and a Fixed Option of Allianz Life. You can select up to 10 options (which includes any of the Portfolio options listed below and the Fixed Option). The Fixed Option may not be available in your state.

PORTFOLIO SEEKING STABILITY
OF PRINCIPAL AND INCOME
Money Market Fund

PORTFOLIOS SEEKING CURRENT INCOME
High Income Fund
Templeton Global Income Securities Fund
U.S. Government Securities Fund
Zero Coupon Funds - 2000, 2005 and 2010

PORTFOLIOS SEEKING GROWTH AND INCOME
Global Utilities Securities Fund
Growth and Income Fund
Income Securities Fund
Mutual Shares Securities Fund
Real Estate Securities Fund
Rising Dividends Fund
Templeton Global Asset Allocation Fund
Value Securities Fund

PORTFOLIOS SEEKING CAPITAL GROWTH
Capital Growth Fund
Global Health Care Securities Fund
Mutual Discovery Securities Fund
Natural Resources Securities Fund
Small Cap Fund
Templeton Developing Markets Equity Fund
Templeton Global Growth Fund
Templeton International Equity Fund
Templeton International Smaller Companies Fund
Templeton Pacific Growth Fund

Please read this prospectus before investing and keep it for future reference. It contains important information about the Charter Variable Annuity Contract with a Fixed Option.

To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information (SAI) dated _________, 1998. The SAI has been filed with the Securities and Exchange Commission (SEC) and is incorporated by reference into this prospectus. The Table of Contents of the SAI is on Page ___ of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information about registrants that file electronically with the SEC. For a free copy of the SAI, call us at (800) 342-3863 or write us at: 1750 Hennepin Avenue, Minneapolis, Minnesota 55403-2195.

The Charter Variable Annuity Contracts:

* are not bank deposits
* are not federally insured
* are not endorsed by any bank or government agency
* are not guaranteed and may be subject to possible loss of principal

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell these securities. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

Dated: ___________, 1998

TABLE OF CONTENTS
------------------------------------------------------------------------------

                                                   Page


INDEX OF TERMS ...................................
FEE TABLE ........................................
 1. THE CHARTER
VARIABLE ANNUITY CONTRACT ........................
    Contract Owner ...............................
    Joint Owner ..................................
    Annuitant ....................................
    Beneficiary ..................................
    Assignment  ..................................
 2. ANNUITY PAYMENTS
(THE PAYOUT PHASE) ...............................
    Annuity Options ..............................
 3. PURCHASE .....................................
    Purchase Payments ............................
    Automatic Investment Plan ....................
    Allocation of Purchase Payments ..............
    Free Look ....................................
    Accumulation Units ...........................
 4. INVESTMENT OPTIONS ...........................
    Transfers ....................................
    Dollar Cost Averaging Program ................
    Flexible Rebalancing .........................
    Financial Advisers-Asset Allocation Programs..
    Voting Privileges ............................
    Substitution .................................
 5. EXPENSES .....................................
    Insurance Charges ............................
     Mortality and Expense Risk Charge ...........
     Administrative Charge .......................
    Contract Maintenance Charge ..................
    Transfer Fee .................................
    Premium Taxes ................................
    Income Taxes .................................
    Portfolio Expenses ...........................
 6. TAXES ........................................
    Annuity Contracts in General .................
    Qualified and Non-Qualified Contracts ........
    Multiple Contracts ...........................
    Surrenders - Non-Qualified Contracts .........
    Surrenders - Qualified Contracts .............
    Surrenders - Tax-Sheltered Annuities .........
    Diversification ..............................
 7. ACCESS TO YOUR MONEY .........................
    Systematic Withdrawal Program ................
    Minimum Distribution Program .................
    Suspension of Payments or Transfers ..........
 8. PERFORMANCE ..................................
 9. DEATH BENEFIT ................................
    Upon Your Death ..............................
    Death of Annuitant ...........................
10. OTHER INFORMATION ............................
    Allianz Life .................................
    Year 2000 ....................................
    The Separate Account .........................
    Distribution .................................
    Administration ...............................
    Financial Statements .........................
    APPENDIX .....................................
    TABLE OF CONTENTS
    OF THE STATEMENT OF
    ADDITIONAL INFORMATION .......................


INDEX OF TERMS

This prospectus is written in plain English to make it as understandable as possible. However, there are some technical terms used which are capitalized in the prospectus. The page that is indicated below is where you will find the definition for the word or term.

                                                   Page


Accumulation Phase ...............................
Accumulation Unit ................................
Annuitant ........................................
Annuity Options ..................................
Annuity Payments .................................
Annuity Unit .....................................
Beneficiary ......................................
Contract .........................................
Contract Owner ...................................
Fixed Option .....................................
Income Date ......................................
Joint Owner ......................................
Non-Qualified ....................................
Payout Phase .....................................
Portfolios .......................................
Purchase Payment .................................
Qualified ........................................
Tax Deferral .....................................



FEE TABLE

The purpose of this Fee Table is to help you understand the costs of investing, directly or indirectly, in the Contract. The Fee Table reflects expenses of the Separate Account as well as the Portfolios.

------------------------------------------------------------------------------


Contract Owner Transaction Fees

Contingent Deferred Sales Charge                      None

Transfer Fee*........................................  First 12 transfers in a
Contract year are free. Thereafter, the fee is $25 or 2% of the amount transferred, if less. Dollar Cost Averaging transfers and Flexible Rebalancing transfers are not counted.

Contract Maintenance Charge**........................  $40 per Contract per
                                                       year

Separate Account Annual Expenses
(as a percentage of average account value)                        Contracts
                                               Contracts with       with
                                                Traditional       Enhanced
                                                Death Benefit   Death Benefit
                                                -------------   --------------

Mortality and Expense Risk Charge...........       1.00%             1.20%
Administrative Charge.......................        .15%              .15%
                                                  -------           -------
Total Separate Account Annual Expenses             1.15%             1.35%

* The Contract provides that if more than three transfers have been made in a Contract year, Allianz Life reserves the right to deduct a transfer fee. Market timing transfers may not be permitted.

** During the Accumulation Phase, the charge is waived if the value of your Contract is at least $100,000. If you own more than one Charter Contract (registered with the same social security number), we will determine the total value of all your Contracts. If the total value of all your Contracts is at least $100,000, the charge is waived.

FRANKLIN VALUEMARK FUNDS' ANNUAL EXPENSES: CLASS 2 SHARES
(as a percentage of Franklin Valuemark Funds' average net assets)

The Management and Portfolio Administration Fees for each Portfolio are based on a percentage of that Portfolio's net assets. Class 2 shares have a distribution plan which is referred to as a Rule 12b-1 plan. See the accompanying prospectus for Franklin Valuemark Funds for a description of these fees and the Rule 12b-1 plan. Because Class 2 shares are new, the figures below (other than 12b-1 fees) are estimates based on the historical expenses of each portfolio's Class 1 shares, except as noted. Future Portfolio expenses may differ.

                                          Management
                                         and Portfolio      12b-1                    Total Annual
                                     Administration Fees 1  Fees    Other Expenses    Expenses
-------------------------------------------------------------------------------------------------
Capital Growth Fund                        .75%             .30%       .02%           1.07%
Global Health Care Securities Fund 2       .75%             .30%       .11%           1.16%
Global Utilities Securities Fund           .47%             .30%       .03%            .80%
Growth and Income Fund                     .47%             .30%       .02%            .79%
High Income Fund                           .50%             .30%       .03%            .83%
Income Securities Fund                     .47%             .30%       .03%            .80%
Money Market Fund 3                        .51%             .30%       .02%            .83%
Mutual Discovery Securities Fund           .95%             .30%       .11%           1.36%
Mutual Shares Securities Fund              .75%             .30%       .05%           1.10%
Natural Resources Securities Fund          .62%             .30%       .07%            .99%
Real Estate Securities Fund                .51%             .30%       .03%            .84%
Rising Dividends Fund                      .72%             .30%       .02%           1.04%
Small Cap Fund                             .75%             .30%       .02%           1.07%
Templeton Developing Markets Equity Fund  1.25%             .30%       .17%           1.72%
Templeton Global Asset Allocation Fund     .80%             .30%       .14%           1.24%
Templeton Global Growth Fund               .83%             .30%       .05%           1.18%
Templeton Global Income Securities Fund    .56%             .30%       .06%            .92%
Templeton International Equity Fund        .80%             .30%       .09%           1.19%
Templeton International Smaller
  Companies Fund                          1.00%             .30%       .06%           1.36%
Templeton Pacific Growth Fund              .92%             .30%       .11%           1.33%
U.S. Government Securities Fund            .48%             .30%       .02%            .80%
Value Securities Fund 2                    .75%             .30%       .06%           1.11%
Zero Coupon Fund - 2000 4                  .37%             .30%       .03%            .70%
Zero Coupon Fund - 2005 4                  .37%             .30%       .03%            .70%
Zero Coupon Fund - 2010 4                  .37%             .30%       .03%            .70%

1. The Portfolio Administration Fee is a direct expense for the Global Health Care Securities Fund, the Mutual Discovery Securities Fund, the Mutual Shares Securities Fund, the Templeton Global Asset Allocation Fund, the Templeton International Smaller Companies Fund, and the Value Securities Fund; other Portfolios pay for similar services indirectly through the Management Fee. See the accompanying Franklin Valuemark Funds prospectus for further information regarding these fees.

2. The Global Health Care Securities Fund and the Value Securities Fund commenced operations May 1, 1998. The expenses shown above for these Portfolios are therefore estimated for 1998. Franklin Advisers, Inc. and Franklin Templeton Services, Inc. have agreed in advance to waive or limit their Management and Portfolio Administration Fees and to assume as their own expense certain expenses otherwise payable by the new Global Health Care Securities and Value Securities Funds as necessary so that through at least December 31, 1998, Total Annual Expenses of each of these portfolios' Class 1 shares do not exceed 1.00% of their average net assets.

3. Franklin Advisers, Inc. agreed to waive a portion of its Management Fee and to pay certain expenses of the Money Market Fund during 1997. It is currently continuing this arrangement in 1998. This arrangement may be terminated at any time. With this reduction, the actual total annual expenses of this Portfolio's Class 1 shares were .45% of the average daily net assets in 1997.

4. Although not obligated to, Franklin Advisers, Inc. has agreed to waive a portion of its Management Fees and to pay certain expenses of the three Zero Coupon Funds through at least December 31, 1998 so that the total expenses of each Zero Coupon Fund's Class 1 shares will not exceed 0.40% of its net assets. Absent the management fee waivers, for the year ended December 31, 1997, the Total Annual Expenses and the Management and Portfolio Administration Fees of the Portfolios' Class 1 shares would have been as follows: Zero Coupon Fund - 2000, .63% and .60%; Zero Coupon Fund - 2005, .65% and .62%; and Zero Coupon Fund - 2010, .65% and .62%. There were no expense reimbursements during 1997 for the Zero Coupon Funds.

EXAMPLES

There are two sets of examples below. The examples in Chart 1 assume you have selected the traditional death benefit. The examples in Chart 2 assume you have selected the enhanced death benefit. The examples below should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. The $40 contract maintenance charge is included in the Examples as a prorated charge of $1. Since the average Contract size is greater than $1,000, the contract maintenance charge is reduced accordingly. Premium taxes are not reflected in the tables. Premium taxes may apply. For additional information, see Section 5 - "Expenses" and the Franklin Valuemark Funds prospectus.

CHART 1 - CONTRACTS WITH TRADITIONAL DEATH BENEFIT OPTION

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money regardless of whether you surrender your Contract at the end of each time period:



                                         1 Year    3 Years   5 Years  10 Years
------------------------------------------------------------------------------
Capital Growth Fund                      $24      $72       $124      $265
Global Health Care Securities Fund*      $24      $75       $129      $275
Global Utilities Securities Fund         $21      $64       $110      $237
Growth and Income Fund                   $21      $64       $110      $236
High Income Fund                         $21      $65       $112      $241
Income Securities Fund                   $21      $64       $110      $237
Money Market Fund                        $21      $65       $112      $241
Mutual Discovery Securities Fund         $26      $81       $139      $295
Mutual Shares Securities Fund            $24      $73       $125      $268
Natural Resources Securities Fund        $23      $70       $120      $257
Real Estate Securities Fund              $21      $65       $112      $242
Rising Dividends Fund                    $23      $72       $122      $262
Small Cap Fund                           $24      $72       $124      $265
Templeton Developing Markets
   Equity Fund                           $30      $92       $156      $329
Templeton Global Asset Allocation Fund   $25      $78       $133      $283
Templeton Global Growth Fund             $25      $76       $130      $277
Templeton Global Income
   Securities Fund                       $22      $68       $116      $250
Templeton International Equity Fund      $25      $76       $130      $278
Templeton International Smaller
   Companies Fund                        $26      $81       $139      $295
Templeton Pacific Growth Fund            $26      $80       $137      $292
U.S. Government Securities Fund          $21      $64       $110      $237
Value Securities Fund*                   $24      $74       $126      $270
Zero Coupon Fund - 2000++                $20      $61       $105      $227
Zero Coupon Fund - 2005++                $20      $61       $105      $227
Zero Coupon Fund - 2010++                $20      $61       $105      $227

*Estimated
++Calculated with waiver of fees

CHART 2- CONTRACTS WITH ENHANCED DEATH BENEFIT OPTION

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money regardless of whether you surrender your Contract at the end of each time period:



                                         1 Year    3 Years   5 Years  10 Years
------------------------------------------------------------------------------
Capital Growth Fund                      $26      $78       $134      $286
Global Health Care Securities Fund*      $26      $81       $139      $295
Global Utilities Securities Fund         $23      $70       $120      $258
Growth and Income Fund                   $23      $70       $120      $257
High Income Fund                         $23      $71       $122      $261
Income Securities Fund                   $23      $70       $120      $258
Money Market Fund                        $23      $71       $122      $261
Mutual Discovery Securities Fund         $28      $87       $148      $314
Mutual Shares Securities Fund            $26      $79       $136      $289
Natural Resources Securities Fund        $25      $76       $130      $278
Real Estate Securities Fund              $23      $72       $122      $262
Rising Dividends Fund                    $25      $78       $133      $283
Small Cap Fund                           $26      $78       $134      $286
Templeton Developing Markets
   Equity Fund                           $32      $98       $166      $348
Templeton Global Asset Allocation Fund   $27      $84       $143      $302
Templeton Global Growth Fund             $27      $82       $140      $297
Templeton Global Income
   Securities Fund                       $24      $74       $127      $271
Templeton International Equity Fund      $27      $82       $140      $298
Templeton International Smaller
   Companies Fund                        $28      $87       $148      $314
Templeton Pacific Growth Fund            $28      $86       $147      $311
U.S. Government Securities Fund          $23      $70       $120      $258
Value Securities Fund*                   $26      $80       $136      $290
Zero Coupon Fund - 2000++                $22      $67       $115      $248
Zero Coupon Fund - 2005++                $22      $67       $115      $248
Zero Coupon Fund - 2010++                $22      $67       $115      $248

*Estimated
++Calculated with waiver of fees


1. THE CHARTER VARIABLE ANNUITY CONTRACT


This prospectus describes a variable deferred annuity contract with a Fixed Option offered by Allianz Life.

An annuity is a contract between you, the owner, and an insurance company (in this case Allianz Life), where the insurance company promises to pay you (or someone else you choose) an income, in the form of Annuity Payments, beginning on a designated date that is at least two years in the future. Until you decide to begin receiving Annuity Payments, your annuity is in the Accumulation Phase. Once you begin receiving Annuity Payments, your Contract switches to the Payout Phase. The Contract benefits from Tax Deferral.

Tax Deferral means that you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract.

The Contract is called a variable annuity because you can choose among 25 Portfolios and, depending upon market conditions, you can make or lose money in the Contract based on the Portfolios' investment performance. The Portfolios are designed to offer a better return than the Fixed Option, however, this is not guaranteed. If you select the variable annuity portion of the Contract, the amount of money you are able to accumulate in your Contract during the Accumulation Phase depends in large part upon the investment performance of the Portfolio(s) you select. The amount of the Annuity Payments you receive during the Payout Phase from the variable annuity portion of the Contract also depends in large part upon the investment performance of the Portfolios you select for the Payout Phase.

The Contract also contains a Fixed Option (referred to in the Contract as the "Fixed Account"). The Fixed Option offers an interest rate that is guaranteed by Allianz Life for all deposits made within the twelve month period. Your initial interest rate is set on the date when your money is invested in the Fixed Option and remains effective for one year. Initial interest rates are declared monthly. Allianz Life guarantees that the interest credited to the Fixed Option will not be less than 3% per year. If you select the Fixed Option, your money will be placed with the other general assets of Allianz Life. Allianz Life may change the terms of the Fixed Option in the future - please contact Allianz Life for the most current terms.

If you select the Fixed Option, the amount of money you are able to accumulate in your Contract during the Accumulation Phase depends upon the total interest credited to your Contract.

We will not make any changes to your Contract without your permission except as may be required by law.

Contract Owner

You, as the Contract Owner, have all the rights under the Contract. The Contract Owner is as designated at the time the Contract is issued, unless changed. You may change Contract Owners at any time. This may be a taxable event. You should consult with your tax adviser before doing this.

Joint Owner

The Contract can be owned by Joint Owners. Any Joint Owner must be the spouse of the other Contract Owner (except in Pennsylvania, Oregon and New Jersey). Upon the death of either Joint Owner, the surviving Joint Owner will be the designated Beneficiary. Any other Beneficiary designation at the time the Contract was issued or as may have been later changed will be treated as a contingent Beneficiary unless otherwise indicated.

Annuitant

The Annuitant is the natural person on whose life we base Annuity Payments. You name an Annuitant. You may change the Annuitant at any time before the Income Date unless the Contract is owned by a non-individual (for example, a corporation).

Beneficiary

The Beneficiary is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the Contract is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary or contingent Beneficiary.

Assignment

You can assign the Contract at any time during your lifetime. Allianz Life will not be bound by the assignment until it receives the written notice of the assignment. Allianz Life will not be liable for any payment or other action we take in accordance with the Contract before we receive notice of the assignment. Any assignment made after the death benefit has become payable can only be done with our consent. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the Contract is issued pursuant to a Qualified plan, there may be limitations on your ability to assign the Contract.

2. ANNUITY PAYMENTS
(THE PAYOUT PHASE)

You can receive regular monthly income payments under your Contract. You can choose the month and year in which those payments begin. We call that date the Income Date. Your Income Date must be the first day of a calendar month and must be at least 2 years after you buy the Contract. You can also choose among income plans. We call those Annuity Options.

We ask you to choose your Income Date when you purchase the Contract. You can change it at any time before the Income Date with 30 days notice to us. Annuity Payments must begin by the Annuitant's 85th birthday or 10 years (5 years in Pennsylvania) from the date the Contract was issued, whichever is later. This limitation may not apply when the Contract is issued to a charitable remainder trust. You (or someone you designate) will receive the Annuity Payments. You will receive tax reporting on those payments.

If you do not choose an Annuity Option prior to the Income Date, we will assume that you selected Option 2 which provides a life annuity with 5 years of guaranteed payments.

You may elect to receive your Annuity Payments as a variable payout, a fixed payout, or a combination of both. Under a fixed payout, all of the Annuity Payments will be the same dollar amount (equal installments). If you choose a variable payout, you can select from the available Portfolios. If you do not tell us otherwise, your Annuity Payments will be based on the investment allocations that were in place on the Income Date.

If you choose to have any portion of your Annuity Payments based on the investment performance of the Portfolio(s), the dollar amount of your payments will depend upon three things: 1) the value of your Contract in the Portfolio(s) on the Income Date, 2) the assumed investment rate (AIR) used in the annuity table for the Contract, and 3) the performance of the Portfolio(s) you selected. You can choose a 3%, 5% or 7% AIR. If the actual performance exceeds the 3%, 5% or 7% AIR you selected, your Annuity Payments will increase. Similarly, if the actual rate is less than 3%, 5% or 7% (you selected), your Annuity Payments will decrease.

Annuity Options

You can choose one of the following Annuity Options or any other Annuity Option you want and that Allianz Life agrees to provide. After Annuity Payments begin, you cannot change the Annuity Option.

OPTION 1. LIFE ANNUITY. Under this option, we will make monthly Annuity Payments so long as the Annuitant is alive. After the Annuitant dies, we stop making Annuity Payments.

OPTION 2. LIFE ANNUITY WITH 5, 10, 15 or 20 YEAR PAYMENTS GUARANTEED. Under this option, we will make monthly Annuity Payments so long as the Annuitant is alive. However, if the Annuitant dies before the end of the selected guaranteed period, we will continue to make Annuity Payments to you or any person you designate for the rest of the guaranteed period. If you do not want to receive Annuity Payments after the Annuitant's death, you can ask us for a single lump sum.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make monthly Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. When the Annuitant dies, if the joint Annuitant is still alive, we will continue to make Annuity Payments, so long as the joint Annuitant continues to live. The amount of the Annuity Payments we will make to the Contract Owner can be equal to 100%, 75% or 50% of the amount that was being paid when both Annuitants were alive. The monthly Annuity Payments will end when the last surviving Annuitant dies.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 5, 10, 15 or 20 YEAR PAYMENTS GUARANTEED. Under this option, we will make monthly Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. When the Annuitant dies, if the joint Annuitant is still alive, we will continue to make Annuity Payments, so long as the surviving Annuitant continues to live, at 100% of the amount that was being paid when both were alive. If, when the last death occurs, we have made Annuity Payments for less than the selected guaranteed period, we will continue to make Annuity Payments to you or any person you designate for the rest of the guaranteed period. If you do not want to receive Annuity Payments after the Annuitant's death, you can ask us for a single lump sum.

OPTION 5. REFUND LIFE ANNUITY. Under this option, we will make monthly Annuity Payments during the Annuitant's lifetime. The last Annuity Payment will be made before the Annuitant dies and if the value of the Annuity Payments is less than the value annuitized, then the Contract Owner will receive a refund as set forth in the Contract.

3.  PURCHASE

Purchase Payments

A Purchase Payment is the money you invest in the Contract. The minimum payment Allianz Life will accept is $25,000. The maximum we will accept without our prior approval is $1 million. You can make additional Purchase Payments of $250 or more (or as low as $100 if you have selected the Automatic Investment Plan). Allianz Life may, at its sole discretion, waive the minimum payment requirements. We reserve the right to decline any Purchase Payment. At the time you buy the Contract, you and the Annuitant cannot be older than 85 years old. This product is not designed for professional market timing organizations, other entities, or persons using programmed, large or frequent transfers.

Automatic Investment Plan

The Automatic Investment Plan (AIP) is a program which allows you to make additional Purchase Payments to your Contract on a monthly or quarterly basis by electronic transfer of monies from your savings or checking account. You may participate in this program by completing the appropriate form. We must receive your form by the first of the month in order for AIP to begin that same month. Investments will take place on the 20th of the month, or the next business day. The minimum investment that can be made by AIP is $100. You may stop AIP at any time you want. We need to be notified by the first of the month in order to stop or change AIP that month. If AIP is used for a Qualified Contract, you should consult your tax adviser for advice regarding maximum contributions.

Allocation of Purchase Payments

When you purchase a Contract, we will allocate your Purchase Payment to the Fixed Option and/or one or more of the Portfolios you have selected. We ask that you allocate your money in either whole percentages or round dollars. The Fixed Option may not be available in your state (check with your registered representative). You can instruct us how to allocate additional Purchase Payments you make. If you do not instruct us, we will allocate them in the same way as your previous instructions to us. Allianz Life reserves the right to limit the number of Portfolios that you may invest in at one time. Currently, you may invest in up to 10 options at one time (which includes any of the 25 Portfolios of Franklin Valuemark Funds listed in Section 4 and the Allianz Life Fixed Option). We may change this in the future. However, we will always allow you to invest in at least five Portfolios.

Once we receive your Purchase Payment, the necessary information and federal funds (federal funds means monies credited to a bank's account with its regional federal reserve bank), we will issue your Contract and allocate your first Purchase Payment within 2 business days. If you do not give us all of the information we need, we will contact you or your registered representative to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional
Purchase Payments, we will credit these amounts to your Contract within one business day. Our business day closes when the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern time.

Free Look

If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it (or the period required in your state). You will receive back whatever your Contract is worth on the day we receive your request. In certain states or if you have purchased the Contract as an IRA, we may be required to give you back your Purchase Payment if you decide to cancel your Contract within 10 days after receiving it (or whatever period is required in your state). If that is the case, we reserve the right to allocate your initial Purchase Payment in the Money Market Fund for 15 days after we receive your first Purchase Payment. (In some states, the period may be longer.) At the end of that period, we will re-allocate your money as you selected. Currently, however, we will directly allocate your money to the Portfolios and/or the Fixed Option as you have selected.

Accumulation Units

The value of the portion of your Contract allocated to the Portfolios will go up or down based upon the investment performance of the Portfolio(s) you choose. The value of your Contract will also depend on the expenses of the Contract. In order to keep track of the value of your Contract, we use a measurement called an Accumulation Unit (which is like a share of a mutual fund). During the Payout Phase of the Contract we call it an Annuity Unit.

Every business day we determine the value of an Accumulation Unit by multiplying the Accumulation Unit value for the previous period by a factor for the current period. The factor is determined by:

1. dividing the value of a Portfolio Accumulation Unit at the end of the current period by the value of a Portfolio Accumulation Unit for the previous period; and

2. multiplying it by one minus the daily amount of the insurance charges and any charges for taxes.

The value of an Accumulation Unit may go up or down from day to day. When you make a Purchase Payment, we credit your Contract with Accumulation Units for any portion of your Purchase Payment allocated to a Portfolio. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to a Portfolio by the value of the corresponding Accumulation Unit.

We calculate the value of each Accumulation Unit after the New York Stock Exchange closes each day and then credit your Contract.

Example:

On Wednesday we receive an additional Purchase Payment of $3,000 from you. You have told us you want this to go to the Growth and Income Fund. When the New York Stock Exchange closes on that Wednesday, we determine that the value of an Accumulation Unit based on an investment in the Growth and Income Fund is $12.50. We then divide $3,000 by $12.50 and credit your Contract on Wednesday night with 240 Accumulation Units.

4. INVESTMENT OPTIONS

------------------------------------------------------------------------------
The Contract offers variable investment options, which invest in Class 2 shares of 25 Portfolios of Franklin Valuemark Funds and a Fixed Option of Allianz Life. Additional Portfolios may be available in the future.

YOU SHOULD READ THE FRANKLIN VALUEMARK FUNDS PROSPECTUS (WHICH IS ATTACHED TO THIS PROSPECTUS) CAREFULLY BEFORE INVESTING.

Franklin Valuemark Funds (Trust) is the mutual fund underlying your Contract. Each Portfolio has its own investment objective. The Trust issues two classes of shares which are described in the accompanying Trust prospectus. Only Class 2 shares are available in connection with the Charter Variable Annuity Contract. Class 2 shares have Rule 12b-1 Plan expenses. Investment managers for each Portfolio are listed in the table below and are as follows: Franklin Advisers, Inc. (FA), Franklin Advisory Services, Inc. (FAS), Franklin Mutual Advisers, Inc. (FMA), Templeton Asset Management Ltd. (TAM), Templeton Global Advisors Limited (TGA), and Templeton Investment Counsel, Inc. (TIC). Certain managers have retained one or more affiliated subadvisers to help them manage the Portfolios.

The following is a list of the Portfolios available under the Contract:

                                              Investment
Available Portfolios                           Managers
----------------------------------------------------------------------------
Portfolio Seeking Stability of Principal and Income
Money Market Fund ...........................     FA

Portfolios Seeking Current Income
High Income Fund ............................     FA
Templeton Global Income Securities Fund .....     FA
U.S. Government Securities Fund .............     FA
Zero Coupon Funds - 2000, 2005, 2010 ........     FA

Portfolios Seeking Growth and Income
Global Utilities Securities Fund ............     FA
Growth and Income Fund ......................     FA
Income Securities Fund ......................     FA
Mutual Shares Securities Fund ...............     FMA
Real Estate Securities Fund .................     FA
Rising Dividends Fund .......................     FAS
Templeton Global Asset Allocation Fund ......     TGA
Value Securities Fund .......................     FAS

Portfolios Seeking Capital Growth
Capital Growth Fund .........................     FA
Global Health Care Securities Fund ..........     FA
Mutual Discovery Securities Fund ............     FMA
Natural Resources Securities Fund ...........     FA
Small Cap Fund ..............................     FA
Templeton Developing Markets
 Equity Fund ................................     TAM
Templeton Global Growth Fund ................     TGA
Templeton International Equity Fund .........     FA
Templeton International Smaller
 Companies Fund .............................     TIC
Templeton Pacific Growth Fund ...............     FA
------------------------------------------------------------------------------

Franklin Valuemark Funds serves as the underlying mutual fund for variable life insurance policies offered by Allianz Life and other variable annuity contracts offered by Allianz Life and its affiliates. Franklin Valuemark Funds does not believe that offering its shares in this manner will be disadvantageous to you.

Transfers

You can transfer money among the 25 Portfolios (Class 2 shares) and/or the Fixed Option. Allianz Life currently allows you to make as many transfers as you want to each year. Allianz Life may change this practice in the future. However, this product is not designed for professional market timing organizations or other persons using programmed, large, or frequent transfers. Such activity may be disruptive to a Portfolio. We reserve the right to reject any specific Purchase Payment allocation or transfer request from any person, if in the Portfolio managers' judgment, a Portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or would otherwise potentially be adversely affected.

Your Contract provides that you can make 3 transfers every year without charge. However, currently Allianz Life permits you to make 12 transfers every year without charge. We measure a year from the anniversary of the day we issued your Contract. You can make a transfer to or from the Fixed Option and to or from any Portfolio. If you make more than 12 transfers in a year, there is a transfer fee deducted. The fee is $25 per transfer or, if less, 2% of the amount transferred. The following applies to any transfer:

1. The minimum amount which you can transfer is $1,000 or your entire value in the Portfolio or Fixed Option, if less. This requirement is waived if the transfer is in connection with the Dollar Cost Averaging Program or Flexible Rebalancing (which are described below).

2. We may not allow you to make transfers during the free look period.

3. Your request for a transfer must clearly state which Portfolio(s) or the Fixed Option is involved in the transfer.

4. Your request for a transfer must clearly state how much the transfer is for.

5. You cannot make any transfers within 7 calendar days prior to the date your first Annuity Payment is due.

6. During the Payout Phase, you may not make a transfer from a fixed Annuity Option to a variable Annuity Option.

7. During the Payout Phase, you can make at least one transfer from a variable Annuity Option to a fixed Annuity Option.

Allianz Life has reserved the right to modify the transfer provisions subject to the guarantees described above and subject to applicable state law.

You can make transfers by telephone. We may allow you to authorize someone else to make transfers by telephone on your behalf. If you own the Contract with a Joint Owner, unless Allianz Life is instructed otherwise, Allianz Life will accept instructions from either one of you. Allianz Life will use reasonable procedures to confirm that instructions given to us by telephone are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Allianz Life tape records all telephone instructions.

Dollar Cost Averaging Program

The Dollar Cost Averaging Program allows you to systematically transfer a set amount of money each month or quarter from any one Portfolio or the Fixed Option to up to eight of the other Portfolios. By allocating amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You may only participate in this program during the Accumulation Phase.

Dollar Cost Averaging requires a $3,000 minimum investment and participation for at least six months (or two quarters). All Dollar Cost Averaging transfers will be made on the 10th day of the month unless that day is not a business day. If it is not, then the transfer will be made the next business day. You may elect either program by properly completing the Dollar Cost Averaging form provided by Allianz Life. The Portfolio(s) you transfer from may not be the Portfolio(s) you transfer to in this program.

Your participation in the program will end when any of the following occurs: (1) the number of desired transfers have been made; (2) you do not have enough money in the Portfolio(s) or Fixed Option to make the transfer (if less money is available, that amount will be transferred under the program and the program will end); (3) you request to terminate the program (your request must be received by us by the first of the month to terminate that month); or (4) the Contract is terminated.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee. You may not participate in the Dollar Cost Averaging Program and Flexible Rebalancing at the same time.

Flexible Rebalancing

Once your money has been invested, the performance of the Portfolios may cause your chosen allocation to shift. Flexible Rebalancing is designed to help you maintain your specified allocation mix among the different Portfolios. You can direct us to readjust your Contract value on a quarterly, semi-annual or annual basis to return to your original Portfolio allocations. Flexible Rebalancing transfers will be made on the 20th day of the month unless that day is not a business day. If it is not, then the transfer will be made on the previous day. If you participate in Flexible Rebalancing, the transfers made under the program are not taken into account in determining any transfer fee. The Fixed Option is not permitted to be part of Flexible Rebalancing.

Financial Advisers - Asset Allocation Programs

Allianz Life understands the importance of advice from a financial adviser regarding your investments in the Contract (asset allocation program). Certain investment advisers have made arrangements with us to make their services available to you. Allianz Life has not made any independent investigation of these advisers and is not endorsing such programs. You may be required to enter into an advisory agreement with your investment adviser to have the fees paid out of your Contract during the Accumulation Phase.

Allianz Life will, pursuant to an agreement with you, make a partial withdrawal from the value of your Contract to pay for the services of the investment adviser. If the Contract is Non-Qualified, the withdrawal will be treated like any other distribution and may be included in gross income for federal tax purposes and, if you are under age 59 1/2, may be subject to a tax penalty. If the Contract is Qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met. You should consult a tax adviser regarding the tax treatment of the payment of investment adviser fees from your Contract.

Voting Privileges

Allianz Life is the legal owner of the Trust's Class 2 Portfolio shares. However, when a Portfolio solicits proxies in conjunction with a shareholder vote, Allianz Life will obtain from you and other Contract Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that Allianz Life owns on its own behalf. Should Allianz Life determine that it is no longer required to comply with the above, we will vote the shares in our own right.

Substitution

Allianz Life may substitute one of the Portfolios you have selected with another Portfolio. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intention to do this.

5. EXPENSES

------------------------------------------------------------------------------
There are charges and other expenses associated with the Contract that will reduce your investment return. These charges and expenses are:

Insurance Charges

Each day, Allianz Life makes a deduction for its insurance charges. Allianz Life does this as part of its calculation of the value of the Accumulation Units and the Annuity Units. The insurance charge has two parts: 1) the mortality and expense risk charge and 2) the administrative charge.

Mortality and Expense Risk Charge. The amount of the Mortality and Expense Risk Charge for your Contract depends upon the death benefit option you select when you buy the Contract. If you choose the traditional death benefit option, this charge is equal, on an annual basis, to 1.00% of the average daily value of the Contract invested in a Portfolio, after the deduction of expenses. If you choose the enhanced death benefit option, this charge is equal, on an annual basis, to 1.20% of the average daily value of the Contract invested in a Portfolio, after the deduction of expenses. This charge compensates us for all the insurance benefits provided by your Contract (for example, the guarantee of annuity rates, the death benefits, certain expenses related to the Contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract).

Administrative Charge. This charge is equal, on an annual basis, to .15% of the average daily value of the Contract invested in a Portfolio, after the deduction of expenses. This charge, together with the contract maintenance charge (which is explained below), is for all the expenses associated with the administration of the Contract. Some of these expenses include: preparation of the Contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs.

Contract Maintenance Charge

Every year on the anniversary of the date when your Contract was issued, Allianz Life deducts $40 from your Contract as a contract maintenance charge. (In South Carolina, if your Contract is in force on the 20th Contract anniversary, we will waive the contract maintenance charge that is to be deducted after the 20th Contract anniversary). This charge is for administrative expenses (see above). This charge can not be increased.

However, during the Accumulation Phase, if the value of your Contract is at least $100,000 when the deduction for the charge is to be made, Allianz Life will not deduct this charge. If you own more than one Charter Contract, Allianz Life will determine the total value of all your Charter Contracts. If the total value of all Charter Contracts registered under the same social security number is at least $100,000, Allianz Life will not assess the contract maintenance charge. If the Contract is owned by a non-natural person (e.g., a corporation), Allianz Life will look to the Annuitant to determine if it will assess the charge.

If you make a complete surrender from your Contract, the contract maintenance charge will also be deducted. During the Payout Phase, the charge will be collected monthly out of each Annuity Payment.

Transfer Fee

You can make 12 free transfers every year. We measure a year from the day we issue your Contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 or 2% of the amount that is transferred, whichever is less, for each additional transfer. If the transfer is part of the Dollar Cost Averaging Program or Flexible Rebalancing, it will not count in determining the transfer fee.

Premium Taxes

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. Allianz Life is responsible for the payment of these taxes and will make a deduction from the value of the Contract for them. Some of these taxes are due when the Contract is issued, others are due when Annuity Payments begin. It is Allianz Life's current practice to not charge you for these taxes until you die, Annuity Payments begin or a complete surrender is made. Allianz Life may some time in the future discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 3.5% of the Purchase Payment, depending on the state.

Income Taxes

Allianz Life reserves the right to deduct from the Contract for any income taxes which it may incur because of the Contract. Currently, Allianz Life is not making any such deductions.

Portfolio Expenses

There are deductions from the assets of the various Portfolios for operating expenses (including management fees), which are described in the Fee Table in this prospectus and the accompanying prospectus for Franklin Valuemark Funds.

6. TAXES
------------------------------------------------------------------------------

NOTE: ALLIANZ LIFE HAS PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES. ALLIANZ LIFE HAS INCLUDED ADDITIONAL INFORMATION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

Annuity Contracts in General

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Basically, these rules provide that you will not be taxed on any earnings on the money held in your annuity Contract until you take the money out. This is referred to as Tax Deferral. There are different rules regarding how you will be taxed depending upon how you take the money out and the type of Contract -Qualified or Non-Qualified (see following sections).

You, as the Contract Owner, will not be taxed on increases in the value of your Contract until a distribution occurs - either as a surrender or as Annuity Payments. When you make a surrender you are taxed on the amount of the surrender that is earnings. For Annuity Payments, different rules apply. A portion of each Annuity Payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which the Annuity Payments are expected to be made. Annuity Payments received after you have received all of your Purchase Payments are fully includible in income.

When a Non-Qualified Contract is owned by a non-natural person (e.g., a corporation or certain other entities other than tax-qualified trusts), the Contract will generally not be treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of Tax Deferral. Income may be taxed as ordinary income every year.

Qualified and Non-Qualified Contracts

If you purchase the Contract under a Qualified plan, your Contract is referred to as a Qualified Contract. Examples of Qualified plans are: Individual Retirement Annuities (IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), H.R. 10 Plans (sometime referred to as Keogh Plans), and pension and profit-sharing plans, which include 401(k) plans. If you do not purchase the Contract under a Qualified plan, your Contract is referred to as a Non-Qualified Contract.

Multiple Contracts

The Code provides that multiple Non-Qualified annuity contracts which are issued within a calendar year period to the same Contract Owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. You should consult a tax adviser prior to purchasing more than one Non-Qualified annuity contract in any calendar year period.

Surrenders - Non-Qualified Contracts

If you make a surrender from your Contract, the Code treats such a surrender as first coming from earnings and then from your Purchase Payments. In most cases, such surrendered earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a tax penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some surrenders will be exempt from the penalty. They include any amounts: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid after you die; (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer; (5) paid under an immediate annuity; or (6) which come from purchase payments made prior to August 14, 1982.

Surrenders - Qualified Contracts

The above information describing the taxation of Non-Qualified Contracts does not apply to Qualified Contracts. There are special rules that govern Qualified Contracts. A more complete discussion of surrenders from Qualified Contracts is contained in the Statement of Additional Information.

Surrenders - Tax-Sheltered Annuities

The Code limits the surrender of Purchase Payments made by Contract Owners from certain Tax-Sheltered Annuities. Surrenders can only be made when a Contract
Owner: (1) reaches age 59 1/2; (2) leaves his/her job; (3) dies; (4) becomes disabled (as that term is defined in the Code); or (5) in the case of hardship. However, in the case of hardship, the Contract Owner can only surrender the Purchase Payments and not any earnings.

Diversification

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Allianz Life believes that the Portfolios are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Allianz Life, would be considered the owner of the shares of the Portfolios. If this occurs, it will result in the loss of the favorable tax treatment for the Contract. It is unknown to what extent under federal tax law Contract Owners are permitted to select Portfolios, to make transfers among the Portfolios or the number and type of Portfolios Contract Owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Contract, could be treated as the owner of the Portfolios.

Due to the uncertainty in this area, Allianz Life reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

7. ACCESS TO YOUR MONEY
------------------------------------------------------------------------------

You can have access to the money in your Contract:

(1) by making a surrender (either a partial or a total surrender);

(2) by receiving Annuity Payments; or

(3) when a death benefit is paid to your Beneficiary. Surrenders can only be made during the Accumulation Phase.

When you make a complete surrender you will receive the value of the Contract on the day you made the surrender less any premium tax and less any contract maintenance charge. (See Section 5 - "Expenses" for a discussion of the charges.)

Any partial surrender must be for at least $500 and, unless you instruct Allianz Life otherwise, will be made pro-rata from all the Portfolios and the Fixed Option you selected. Allianz Life requires that after you make a partial surrender the value of your Contract must be at least $5,000.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY SURRENDER YOU MAKE.

There are limits to the amount you can surrender from a Qualified plan referred to as a 403(b) plan. For a more complete explanation see Section 6 - "Taxes" and the discussion in the SAI.

Systematic Withdrawal Program

Allianz Life offers a program which provides automatic monthly or quarterly payments to you each year. All systematic withdrawals will be made on the 9th day of the month unless that day is not a business day. If it is not, then the surrender will be made the previous business day.

INCOME TAXES AND TAX PENALTIES MAY APPLY TO SYSTEMATIC WITHDRAWALS.

Minimum Distribution Program

If you own a Contract that is an Individual Retirement Annuity (IRA), you may select the Minimum Distribution Program. Under this program, Allianz Life will make payments to you from your Contract that are designed to meet the applicable minimum distribution requirements imposed by the Code for IRAs. If the value of your Contract is at least $25,000, Allianz Life will make payments to you on a monthly or quarterly basis.

Suspension of Payments or Transfers

Allianz Life may be required to suspend or postpone payments for surrenders or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2. trading on the New York Stock Exchange is restricted;

3. an emergency exists as a result of which disposal of the Portfolio shares is not reasonably practicable or Allianz Life cannot reasonably value the Portfolio shares;

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Contract Owners.

Allianz Life has reserved the right to defer payment for a surrender or transfer from the Fixed Option for the period permitted by law but not for more than six months.

8. PERFORMANCE
 -----------------------------------------------------------------------------

Allianz Life periodically advertises performance of the various Accumulation Units. Allianz Life will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the insurance charges. It may not reflect the deduction of any applicable contract maintenance charge. The deduction of any applicable contract maintenance charge would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include average annual total return figures which reflect the deduction of the insurance charges, contract maintenance charge and the expenses of the Portfolios. Allianz Life may also advertise cumulative total return information. Cumulative total return is determined the same way except that the results are not annualized. Performance information for the underlying Portfolios may also be advertised; see the Franklin Valuemark Funds prospectus for more information.

Certain Portfolios have been in existence for some time and have investment performance history. However, the Contracts are new. In order to demonstrate how the historical investment experience of the Portfolios may affect your Accumulation Unit values, Allianz Life has prepared performance information which can be found in the SAI. There is performance shown which is based on the historical performance of the Portfolios' Class 1 shares, modified to reflect the current charges and expenses of your Contract as if the Contract had been in existence for the time periods shown. Class 2 shares are new and have Rule 12b-1 plan expenses of up to .30% per year which will affect future performance. The information is based upon the historical experience of the Portfolios' Class 1 shares and does not represent past performance or predict future performance.

Allianz Life may in the future also advertise yield information. If it does, it will provide you with information regarding how yield is calculated. More detailed information regarding how performance is calculated is found in the SAI.

Any performance advertised will be based on historical data and does not guarantee future results of the Portfolios.

9. DEATH BENEFIT
-----------------------------------------------------------------------------

Upon Your Death

If you die during the Accumulation Phase, Allianz Life will pay a death benefit to your Beneficiary (see below). No death benefit is paid if you die during the Payout Phase.

The amount of the death benefit depends upon which death benefit option you select. You must choose a death benefit option (traditional death benefit or enhanced death benefit) when you purchase the Contract. Once selected, you cannot change the death benefit option. The Mortality and Expense Risk Charge for Contracts with the enhanced death benefit option is higher than for Contracts with the traditional death benefit option.

If you select the traditional death benefit option, the amount of the death benefit will be the greater of:

(1)  the value of your Contract, less any applicable premium taxes; or

(2) any payments you have made, less any surrenders and applicable premium taxes.

If you select the enhanced death benefit option, the amount of the death benefit will be the greater of:

(1)  the value of your Contract, less any applicable premium taxes; or

(2)  the guaranteed minimum death benefit less any applicable premium taxes.

     The guaranteed minimum death benefit is the greater of:

     (a)  the sum of all payments you have made, less any surrenders; or

     (b) the greatest value of your Contract Anniversaries prior to your 86th birthday (your Contract Anniversaries equal the value of your Contract on a Contract anniversary, increased by the amount of any payments you have made since that anniversary, less the amount of any surrenders you have made since that anniversary).

If you have a Joint Owner, the age of the oldest Contract Owner will be used to determine the guaranteed minimum death benefit. The guaranteed minimum death benefit will be reduced by any amounts surrendered after the date of death. If the Contract is owned by a non-natural person, then all references to you mean the Annuitant.

The death benefits described above may not be available in your state. In addition, only one of the options may be approved in your state. If neither death benefit is available, the death benefit will be equal to the value of your Contract (less any premium taxes) on the close of the business day that Allianz Life receives proof of the death and payment instructions.

In the case of Joint Owners, if a Joint Owner dies, the surviving Joint Owner will be considered the Beneficiary. Joint Owners must be spouses (except in Pennsylvania, Oregon and New Jersey).

A Beneficiary may request that the death benefit be paid in one of the following ways: (1) payment of the entire death benefit within 5 years of the date of death; or (2) payment of the death benefit under an Annuity Option. The death benefit payable under an Annuity Option must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payment must begin within one year of the date of death. If the Beneficiary is the spouse of the Contract Owner, he/she can choose to continue the Contract in his/her own name at the then current value, or if greater, the death benefit value. If a lump sum payment is elected and all the necessary requirements, including any required tax consent from some states, are met, the payment will be made within 7 days. Payment of the death benefit may be delayed pending receipt of any applicable tax consents and/or forms from a state.

If you (or any Joint Owner) die during the Payout Phase and you are not the Annuitant, any payments which are remaining under the Annuity Option selected will continue at least as rapidly as they were being paid at your death. If you die during the Payout Phase, the Beneficiary becomes the Contract Owner.

Death of Annuitant

If the Annuitant, who is not a Contract Owner or Joint Owner, dies during the Accumulation Phase, you can name a new Annuitant. If a new Annuitant is not named within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Contract Owner is a non-natural person (e.g., a corporation), then the death of the Annuitant will be treated as the death of the Contract Owner, and a new Annuitant may not be named.

If the Annuitant dies after Annuity Payments have begun, the remaining amounts payable, if any, will be as provided for in the Annuity Option selected. The remaining amounts payable will be paid to the Contract Owner at least as rapidly as they were being paid at the Annuitant's death.

10. OTHER INFORMATION
------------------------------------------------------------------------------

Allianz Life

Allianz Life Insurance Company of North America (Allianz Life), 1750 Hennepin Avenue, Minneapolis, Minnesota 55403, was organized under the laws of the state of Minnesota in 1896. Allianz Life offers fixed and variable life insurance and annuities and group life, accident and health insurance. Allianz Life is licensed to do business in 49 states and the District of Columbia. Allianz Life is a wholly-owned subsidiary of Allianz Versicherungs-AG Holding.

Year 2000

Allianz Life has initiated programs to ensure that all of the computer systems utilized to provide services and administer policies will function properly in the year 2000. An assessment of the total expected costs specifically related to the year 2000 conversion has been completed; the total amounts to be expensed over the next two years are not expected to have a significant effect on Allianz Life's financial position or results of operations. Allianz Life believes it has taken steps that are reasonably designed to address the potential failure of computer systems used by its service providers and to ensure its year 2000 program is completed on a timely basis.

The Separate Account

Allianz Life established a separate account, Allianz Life Variable Account B (Separate Account), to hold the assets that underlie the Contracts, except assets allocated to the Fixed Option. The Board of Directors of Allianz Life adopted a resolution to establish the Separate Account under Minnesota insurance law on May 31, 1985. Allianz Life has registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into Contract sub-accounts. Each Contract sub-account invests in one Class of shares of a Portfolio.

The assets of the Separate Account are held in Allianz Life's name on behalf of the Separate Account and legally belong to Allianz Life. However, those assets that underlie the variable Contracts are not chargeable with liabilities arising out of any other business Allianz Life may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the Contracts and not against any other contracts Allianz Life may issue.

Distribution

NALAC Financial Plans, LLC (NFP), 1750 Hennepin Avenue, Minneapolis, MN 55403, acts as the distributor of the Contracts. NFP is a wholly-owned subsidiary of Allianz Life. NFP has subcontracted with Franklin Advisers, Inc. ("Advisers") for it and/or certain of its affiliates to provide certain marketing support services and NFP compensates these entities for their services.

Commissions will be paid to broker-dealers who sell the Contracts.

Broker-dealers will be paid commissions up to 2.00% of Purchase Payments and quarterly trail commissions at an annual rate of 1% beginning 13 months after the Contract is issued. In addition, Allianz Life and Advisers and/or their affiliates may pay certain sellers for other services not directly related to the sale of the Contracts (such as special marketing support allowances). Commissions may be recovered from a broker-dealer if a surrender occurs within 12 months of a Purchase Payment.

Administration

Allianz Life has hired Delaware Valley Financial Services, Inc. (DVFS), 300 Berwyn Park, Berwyn, Pennsylvania, to perform certain administrative services regarding the Contracts. The administrative services include issuance of the Contracts and maintenance of Contract Owner's records.

Financial statements

The consolidated financial statements of Allianz Life and the Separate Account have been included in the Statement of Additional Information.


          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Insurance Company.................................
Experts ..........................................
Legal Opinions ...................................
Distributor ......................................
Calculation of Performance Data ..................
Federal Tax Status ...............................
Annuity Provisions................................
Mortality and Expense Risk Guarantee .............
Financial Statements .............................


                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION
                           INDIVIDUAL FLEXIBLE PAYMENT
                           VARIABLE ANNUITY CONTRACTS

                                    issued by

                         ALLIANZ LIFE VARIABLE ACCOUNT B
                                       and
                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA


                                __________, 1998

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS, CALL OR WRITE THE INSURANCE COMPANY AT: 1750 Hennepin Avenue, Minneapolis, MN 55403-2195, (800) 342-3863.

THIS STATEMENT OF ADDITIONAL INFORMATION AND THE PROSPECTUS ARE DATED _________, 1998, AND AS MAY BE AMENDED FROM TIME TO TIME.

Table of Contents

Contents                                          Page
Insurance Company ..............................
Experts ........................................
Legal Opinions .................................
Distributor ....................................
Calculation of Performance Data ................
Federal Tax Status .............................
Annuity Provisions .............................
Mortality and Expense Risk Guarantee ...........
Financial Statements ...........................

Insurance Company

Allianz Life Insurance Company of North America (the "Insurance Company") is a stock life insurance company organized under the laws of the state of Minnesota in 1896. The Insurance Company is a wholly-owned subsidiary of Allianz
Versicherungs-AG Holding ("Allianz"). Allianz is headquartered in Munich, Germany, and has sales outlets throughout the world. The Insurance Company offers fixed and variable life insurance and annuities, and group life, accident and health insurance. On April 1, 1993, the Insurance Company changed its name from North American Life and Casualty Company to its present name.

The Insurance Company is rated A+ (Superior) by A.M. BEST, an independent analyst of the insurance industry. The financial strength of an insurance company may be relevant insofar as the ability of a company to make fixed annuity payments from its general account.

On May 1, 1998, the Insurance Company contributed initial capital of $250,000 each to the Value Securities Fund and Global Health Care Securities Fund Sub-Accounts of Allianz Life Variable Account B ("Variable Account"). As of June 30, 1998, the capital contributed to these Sub-Accounts by the Insurance Company represented ___% of the total assets of each Sub-Account, respectively. The Insurance Company currently intends to remove these assets from the Sub-Accounts on a prorata basis in proportion to money invested in the Sub-Accounts by Contract Owners.

Experts
-----------------------------------------------------------------------------

The financial statements of Allianz Life Variable Account B and the consolidated financial statements of the Insurance Company as of and for the year ended December 31, 1997 included in this Statement of Additional Information have been audited by _______________, independent auditors, as indicated in their reports included in this Statement of Additional Information and are included herein in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing.

Legal Opinions
-----------------------------------------------------------------------------

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Contracts.

Distributor
------------------------------------------------------------------------------

NALAC Financial Plans, LLC, a subsidiary of the Insurance Company, acts as the distributor. The offering is on a continuous basis.

Calculation of Performance Data
-----------------------------------------------------------------------------

Total Return

From time to time, the Insurance Company may advertise the performance data for the Contract's accumulation unit values in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications. Such data will show the percentage change in the value of an accumulation unit based on the performance of a Portfolio over a stated period of time which is determined by dividing the increase (or decrease) in value for that unit by the accumulation unit value at the beginning of the period.

Any such performance data will include total return figures for the one, five, and ten year (or since inception) time periods indicated. Such total return figures will reflect the deduction of the Mortality and Expense Risk Charge, the Administrative Charge, the operating expenses of the underlying Portfolios and any applicable Contract Maintenance Charge ("Standardized Total Return"). Two sets of standardized total returns will be presented (one calculated with a 1.00% mortality and expense risk charge and the other with a 1.20% mortality and expense risk charge). The Contract Maintenance Charge deductions are calculated assuming a Contract is surrendered at the end of the reporting period.

The hypothetical value of a Contract purchased for the time periods described will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable Contract Maintenance Charges to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                         n
                                P (1 + T)  = ERV

where:

P = a hypothetical initial payment of $1,000; T = average annual total return;

n    = number of years;

ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the time periods used at the end of such time periods (or fractional portion thereof).

The Insurance Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of the Contract Maintenance Charge. The Insurance Company may also advertise cumulative and average total return information over different periods of time. The Company may also present performance information computed on a different basis ("Non-Standardized Total Return").

Cumulative total return is calculated in a similar manner, except that the results are not annualized. Each calculation assumes that no sales load is deducted from the initial $1,000 payment at the time it is allocated to the Portfolios and assumes that the income earned by the investment in the Portfolio is reinvested.

Contract Owners should note that investment results will fluctuate over time, and any presentation of total return for any period should not be considered as a representation of what an investment may earn or what a Contract Owner's total return may be in any future period.

Yield

The Money Market Sub-Account. The Insurance Company may advertise yield information for the Money Market Sub-Account. The Money Market Sub-Account's current yield may vary each day, depending upon, among other things, the average maturity of the underlying Portfolio's investment securities and changes in interest rates, operating expenses, the deduction of the Mortality and Expense Risk Charge, the Administrative Charge and the Contract Maintenance Charge and, in certain instances, the value of the underlying Portfolio's investment securities. The fact that the Portfolio's current yield will fluctuate and that the principal is not guaranteed should be taken into consideration when using the Portfolio's current yield as a basis for comparison with savings accounts or other fixed-yield investments. The yield at any particular time is not indicative of what the yield may be at any other time.

The Money Market Sub-Account's current yield is computed on a base period return of a hypothetical Contract having a beginning balance of one accumulation unit for a particular period of time (generally seven days). The return is determined by dividing the net change (exclusive of any capital changes) in such accumulation unit by its beginning value, and then multiplying it by 365/7 to get the annualized current yield. The calculation of net change reflects the value of additional shares purchased with the dividends paid by the Portfolio, and the deduction of the Mortality and Expense Risk Charge, the Administrative Charge and Contract Maintenance Charge. The effective yield reflects the effects of compounding and represents an annualization of the current return with all dividends reinvested. (Effective yield = [(Base Period Return + 1)365/7] - 1.)

For the seven-day period ending on 6/30/98, the Money Market Sub-Account had a current yield of ____% and an effective yield of ____%. The yield information assumes that the Contract Sub-Account was invested in the Money Market Fund for the time period shown.

Other Sub-Accounts. The Insurance Company may also quote yield in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications for the other Sub-Accounts. Each Sub-Account (other than the Money Market Sub-Account) will publish standardized total return information with any quotation of current yield.

The yield computation is determined by dividing the net investment income per accumulation unit earned during the period (minus the deduction for the Mortality and Expense Risk Charge, Administrative Charge and Contract Maintenance Charge) by the accumulation unit value on the last day of the period and annualizing the resulting figure, according to the following formula:

                                                6
                          Yield = 2 [((a-b) + 1)  - 1]
                                     ------
                                       cd

where:

a = net investment income earned during the period by the Portfolio attributable to shares owned by the Contract Sub-Account;

b    = expenses accrued for the period (net of reimbursements);

c = the average daily number of accumulation units outstanding during the period;

d = the maximum offering price per accumulation unit on the last day of the period.


The above formula will be used in calculating quotations of yield, based on specified 30-day periods (or one month) identified in the sales literature, advertisement, or communication. Yield calculations assume no sales load. The Insurance Company does not currently advertise yield information for any Portfolio (other than the Money Market Fund).

Performance Ranking

Total return may be compared to relevant indices, including U.S. domestic and international indices and data from Lipper Analytical Services, Inc., Standard & Poor's Indices, or VARDS(R). From time to time, evaluation of performance by independent sources may also be used.

Performance Information

Franklin Valuemark Funds - Existing Portfolios. The Portfolios of Franklin Valuemark Funds have been in existence for some time and have investment performance history (except the Global Health Care Securities and Value Securities Funds). In order to show how investment performance of the Portfolios affects accumulation unit values, the following performance information was developed.

The charts below show accumulation unit performance which assume that the accumulation units were invested in each of the Portfolios for the same periods. Because the Portfolios' Class 2 shares (in which the Contract invests) are new, the performance below is based on the historical performance of the Portfolios' Class 1 shares. Class 2 shares have Rule 12b-1 plan expenses of up to .30% per year, which will affect future performance. The performance figures in Chart I represent performance figures for the accumulation units which reflects the deduction of the Mortality and Expense Risk Charge of 1.00% (for Contracts with the traditional death benefit option), Administrative Charge, and the operating expenses of the Portfolios. Chart II presents performance figures for the accumulation units which are identical to Chart I except the Mortality and Expense Risk Charge is calculated as 1.20% (for Contracts with the enhanced death benefit option). Chart III represents performance figures for the accumulation units which reflects the Mortality and Expense Risk Charge (of 1.00%), Administrative Charge, the contract maintenance charge and the operating expenses of the Portfolios. Chart IV presents performance figures for the accumulation units which are identical to Chart III except the Mortality and Expense Risk Charge is calculated as 1.20%. Past performance does not guarantee future results.

Total Return for the periods ended June 30, 1998:

                      Chart I - Contracts with traditional
                        death benefit (reflects mortality
                     and expense risk charge, administrative
                         charge and portfolio expenses.)
                         ------------------------------

                            Inception     One     Three     Five      Since
Portfolio                     Date        Year    Years     Years   Inception
------------------------------------------------------------------------------
Capital Growth                ______      _____%   _____%    _____%   _____%
Global Utilities Securities   _______     _____%   _____%    _____%   _____%
Growth and Income             _______     _____%   _____%    _____%   _____%
High Income                   _______     _____%   _____%   ______%   _____%
Income Securities             _______     _____%   _____%   ______%   _____%
Money Market+                 _______     _____%   _____%    _____%   _____%
Mutual Discovery
 Securities                   _______     _____%   _____%   ______%   _____%
Mutual Shares
 Securities                   _______     _____%   _____%   ______%   _____%
Natural Resources
 Securities                   _______     _____%   _____%   ______%   ______
Real Estate Securities        _______     _____%   _____%    _____%    _____%
Rising Dividends              _______     _____%   _____%    _____%    _____%
Small Cap                     _______     _____%   _____%    _____%    _____%
Templeton Developing
 Markets Equity               _______    ______%   _____%    _____%    _____%
Templeton Global
 Asset Allocation             ______      _____%   _____%    _____%    _____%
Templeton Global
 Growth                       _______     _____%   _____%    _____%    _____%
Templeton Global
 Income Securities            _______     _____%   _____%    _____%    _____%
Templeton
 International Equity         _______     _____%   _____%    _____%    _____%
Templeton International
 Smaller Companies            ______      _____%   _____%    _____%    _____%
Templeton Pacific
 Growth                       _______     _____%   _____%    _____%    _____%
U.S. Government
 Securities                   _______     _____%   _____%    _____%    _____%
Zero Coupon - 2000+           _______    ______%   _____%    _____%    _____%
Zero Coupon - 2005+           _______    ______%   _____%    _____%    _____%
Zero Coupon - 2010+           _______    ______%   _____%    _____%    _____%

+Calculated with waiver of fees.

                            Chart II - Contracts with
                        enhanced death benefit (reflects
                           mortality and expense risk
                        charge, administrative charge and
                              portfolio expenses.)
                         ------------------------------
   Since
                              One         Three     Five         Since
Portfolio                     Year        Years     Years      Inception
-------------------------------------------------------------------------

Capital Growth                ______      _____%   _____%    _____%   _____%
Global Utilities Securities   _______     _____%   _____%    _____%   _____%
Growth and Income             _______     _____%   _____%    _____%   _____%
High Income                   _______     _____%   _____%   ______%   _____%
Income Securities             _______     _____%   _____%   ______%   _____%
Money Market+                 _______     _____%   _____%    _____%   _____%
Mutual Discovery
 Securities                   _______     _____%   _____%   ______%   _____%
Mutual Shares
 Securities                   _______     _____%   _____%   ______%   _____%
Natural Resources
 Securities                   _______     _____%   _____%   ______%   ______
Real Estate Securities        _______     _____%   _____%    _____%    _____%
Rising Dividends              _______     _____%   _____%    _____%    _____%
Small Cap                     _______     _____%   _____%    _____%    _____%
Templeton Developing
 Markets Equity               _______    ______%   _____%    _____%    _____%
Templeton Global
 Asset Allocation             ______      _____%   _____%    _____%    _____%
Templeton Global
 Growth                       _______     _____%   _____%    _____%    _____%
Templeton Global
 Income Securities            _______     _____%   _____%    _____%    _____%
Templeton
 International Equity         _______     _____%   _____%    _____%    _____%
Templeton International
 Smaller Companies            ______      _____%   _____%    _____%    _____%
Templeton Pacific
 Growth                       _______     _____%   _____%    _____%    _____%
U.S. Government
 Securities                   _______     _____%   _____%    _____%    _____%
Zero Coupon - 2000+           _______    ______%   _____%    _____%    _____%
Zero Coupon - 2005+           _______    ______%   _____%    _____%    _____%
Zero Coupon - 2010+           _______    ______%   _____%    _____%    _____%

+Calculated with waiver of fees.


                  Chart III - Contracts with traditional death
                     benefit (reflects mortality and expense
                  risk charge, administrative charge, contract
                   maintenance charge and portfolio expenses.)
                         ------------------------------

                              One         Three     Five         Since
Portfolio                     Year        Years     Years      Inception
-------------------------------------------------------------------------
Capital Growth                ______      _____%   _____%    _____%   _____%
Global Utilities Securities   _______     _____%   _____%    _____%   _____%
Growth and Income             _______     _____%   _____%    _____%   _____%
High Income                   _______     _____%   _____%   ______%   _____%
Income Securities             _______     _____%   _____%   ______%   _____%
Money Market+                 _______     _____%   _____%    _____%   _____%
Mutual Discovery
 Securities                   _______     _____%   _____%   ______%   _____%
Mutual Shares
 Securities                   _______     _____%   _____%   ______%   _____%
Natural Resources
 Securities                   _______     _____%   _____%   ______%   ______
Real Estate Securities        _______     _____%   _____%    _____%    _____%
Rising Dividends              _______     _____%   _____%    _____%    _____%
Small Cap                     _______     _____%   _____%    _____%    _____%
Templeton Developing
 Markets Equity               _______    ______%   _____%    _____%    _____%
Templeton Global
 Asset Allocation             ______      _____%   _____%    _____%    _____%
Templeton Global
 Growth                       _______     _____%   _____%    _____%    _____%
Templeton Global
 Income Securities            _______     _____%   _____%    _____%    _____%
Templeton
 International Equity         _______     _____%   _____%    _____%    _____%
Templeton International
 Smaller Companies            ______      _____%   _____%    _____%    _____%
Templeton Pacific
 Growth                       _______     _____%   _____%    _____%    _____%
U.S. Government
 Securities                   _______     _____%   _____%    _____%    _____%
Zero Coupon - 2000+           _______    ______%   _____%    _____%    _____%
Zero Coupon - 2005+           _______    ______%   _____%    _____%    _____%
Zero Coupon - 2010+           _______    ______%   _____%    _____%    _____%

+Calculated with waiver of fees.

                    Chart IV - Contracts with enhanced death
                  benefit (reflects mortality and expense risk
                     charge, administrative charge, contract
                   maintenance charge and portfolio expenses.)
                         ------------------------------

                              One         Three     Five         Since
Portfolio                     Year        Years     Years      Inception
-------------------------------------------------------------------------
Capital Growth                ______      _____%   _____%    _____%   _____%
Global Utilities Securities   _______     _____%   _____%    _____%   _____%
Growth and Income             _______     _____%   _____%    _____%   _____%
High Income                   _______     _____%   _____%   ______%   _____%
Income Securities             _______     _____%   _____%   ______%   _____%
Money Market+                 _______     _____%   _____%    _____%   _____%
Mutual Discovery
 Securities                   _______     _____%   _____%   ______%   _____%
Mutual Shares
 Securities                   _______     _____%   _____%   ______%   _____%
Natural Resources
 Securities                   _______     _____%   _____%   ______%   ______
Real Estate Securities        _______     _____%   _____%    _____%    _____%
Rising Dividends              _______     _____%   _____%    _____%    _____%
Small Cap                     _______     _____%   _____%    _____%    _____%
Templeton Developing
 Markets Equity               _______    ______%   _____%    _____%    _____%
Templeton Global
 Asset Allocation             ______      _____%   _____%    _____%    _____%
Templeton Global
 Growth                       _______     _____%   _____%    _____%    _____%
Templeton Global
 Income Securities            _______     _____%   _____%    _____%    _____%
Templeton
 International Equity         _______     _____%   _____%    _____%    _____%
Templeton International
 Smaller Companies            ______      _____%   _____%    _____%    _____%
Templeton Pacific
 Growth                       _______     _____%   _____%    _____%    _____%
U.S. Government
 Securities                   _______     _____%   _____%    _____%    _____%
Zero Coupon - 2000+           _______    ______%   _____%    _____%    _____%
Zero Coupon - 2005+           _______    ______%   _____%    _____%    _____%
Zero Coupon - 2010+           _______    ______%   _____%    _____%    _____%

The Global Health Care Securities and the Value Securities Sub-Accounts commenced operations on May 1, 1998.

+Calculated with waiver of fees.

Federal Tax Status
------------------------------------------------------------------------------

Note: The following description is based upon the Insurance Company's understanding of current federal income tax law applicable to annuities in general. The Insurance Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Insurance Company does not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

General

Section 72 of the Internal Revenue Code of 1986, as amended ("Code") governs taxation of annuities in general. A Contract Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option elected. For a lump sum payment received as a total surrender (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Contract Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Insurance Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Insurance Company, and its operations form a part of the Insurance Company.

Diversification

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity contract would result in imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the investment portfolios underlying variable contracts such as the Contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Insurance Company intends that all Portfolios of Franklin Valuemark Funds underlying the Contracts will be managed by the managers for Franklin Valuemark Funds in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Contract Owner control of the investments of the Separate Account will cause the Contract Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Contract Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Contract Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Contract Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Contract Owner being retroactively determined to be the owner of the assets of the Separate Account. Due to the uncertainty in this area, the Insurance Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

Multiple Contracts

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year period to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. Contract Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year period.

Contracts Owned by Other than Natural Persons

Under Section 72(u) of the Code, the investment earnings on purchase payments for the Contracts will be taxed currently to the Contract Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

Tax Treatment of Assignments

An assignment or pledge of a Contract may be a taxable event. Contract Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

Income Tax Withholding

All distributions or the portion thereof which is includable in the gross income of the Contract Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Contract Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to:
a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or
(c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions). Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

Tax Treatment of Surrenders -
Non-Qualified Contracts

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate purchase payments made, any amount surrendered will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includable in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Contract Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Surrenders - Qualified Contracts.")

Qualified Plans

The Contracts offered by the Prospectus are designed to be suitable for use under various types of Qualified Plans. Because of the minimum purchase payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Contract Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Insurance Company's administrative procedures. Contract Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Insurance Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available and described in this Statement of Additional Information. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain surrender penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Surrenders - Qualified Contracts.")

a. H.R. 10 Plans

Section 401 of the Code permits self-employed individuals to establish Qualified Plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" plans. Contributions made to the Plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary, depending upon the particular Plan design. However, the Code places limitations and restrictions on all Plans, including on such items as: amounts of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions and surrenders. (See "Tax Treatment of Surrenders Qualified Contracts.") Purchasers of Contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b. Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includable in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Surrenders - Qualified Contracts" and "Tax-Sheltered Annuities - Surrender Limitations.") Employee loans are not allowed under these Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c. Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which may be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Surrenders - Qualified Contracts.") Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Roth IRAs

Beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRA and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. However, for rollovers in 1998, the individual may pay that tax ratably over the four taxable year period beginning with tax year 1998.

Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

d. Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the Plan. The tax consequences to participants may vary, depending upon the particular Plan design. However, the Code places limitations and restrictions on all Plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions and surrenders. Participant loans are not allowed under the Contracts purchased in connection with these Plans. (See "Tax Treatment of Surrenders - Qualified Contracts.") Purchasers of Contracts for use with Corporate Pension or Profit-Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Tax Treatment of Surrenders -
Qualified Contracts

In the case of a surrender under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (H.R. 10 and Corporate Pension and Profit-Sharing Plans), 403(b) (Tax-Sheltered Annuities) and 408(b) (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been properly rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Contract Owner or Annuitant (as applicable) reaches age 59 1/2 ;
(b) distributions following the death or disability of the Contract Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Contract Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Contract Owner or Annuitant (as applicable) and his or her designated beneficiary; (d) distributions to a Contract Owner or Annuitant (as applicable) who has separated from service after he or she has attained age 55; (e) distributions made to the Contract Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Contract Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract Owner or Annuitant (as applicable) and his or her spouse and dependents if the Contract Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception no longer applies after the Contract Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (h) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; and (i) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in item (c) applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

Generally, distributions from a Qualified Plan must commence no later than April 1 of the calendar year following the later of: (a) the year in which the employee attains age 70 1/2, or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

Tax-Sheltered Annuities - Surrender Limitations

The Code limits the surrender of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Contract Owner: (1) attains age 59 1/2;
(2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, surrenders for hardship are restricted to the portion of the Contract Owner's Contract Value which represents contributions by the Contract Owner and does not include any investment results. The limitations on surrenders became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, and to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on surrenders do not affect rollovers and transfers between certain Qualified Plans. Contract Owners should consult their own tax counsel or other tax adviser regarding any distributions.

Annuity Provisions
------------------------------------------------------------------------------

Fixed Annuity Payout

A fixed annuity is an annuity with payments which are guaranteed as to dollar amount by the Insurance Company and do not vary with the investment experience of a Portfolio. The Fixed Account value on the day immediately preceding the Income Date will be used to determine the Fixed Annuity monthly payment. The monthly Annuity Payment will be based upon the Contract Value at the time of annuitization, the Annuity Option selected, the age of the Annuitant and any joint Annuitant and the sex of the Annuitant and joint Annuitant where allowed.

Variable Annuity Payout

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable Portfolio(s).

Annuity Unit Value

On the Income Date, a fixed number of Annuity Units will be purchased as follows:

The first Annuity Payment is equal to the Adjusted Contract Value, divided first by $1,000 and then multiplied by the appropriate Annuity Payment amount for each $1,000 of value for the Annuity Option selected. In each Portfolio the fixed number of Annuity Units is determined by dividing the amount of the initial Annuity Payment determined for each Portfolio by the Annuity Unit value on the Income Date. Thereafter, the number of Annuity Units in each Portfolio remains unchanged unless the Contract Owner elects to transfer between Portfolios. All calculations will appropriately reflect the Annuity Payment frequency selected.

On each subsequent Annuity Payment date, the total Annuity Payment is the sum of the Annuity Payments for each Portfolio. The Annuity Payment in each Portfolio is determined by multiplying the number of Annuity Units then allocated to such Portfolio by the Annuity Unit value for that Portfolio.

On each subsequent Valuation Date, the value of an Annuity Unit is determined in the following way:

First: The Net Investment Factor is determined as described in the Prospectus under "Purchase - Accumulation Units."

Second: The value of an Annuity Unit for a Valuation Period is equal to:

a. the value of the Annuity Unit for the immediately preceding Valuation Period.

b. multiplied by the Net Investment Factor for the current Valuation Period;

c. divided by the Assumed Net Investment Factor (see below) for the Valuation Period.

The Assumed Net Investment Factor is equal to one plus the Assumed Investment Return which is used in determining the basis for the purchase of an Annuity, adjusted to reflect the particular Valuation Period. You may choose a 3%, 5% or 7% Assumed Investment Return. The Insurance Company may agree to use a different value.

Mortality and Expense Risk Guarantee
------------------------------------------------------------------------------

The Insurance Company guarantees that the dollar amount of each annuity payment after the first annuity payment will not be affected by variations in mortality and expense experience.

Financial Statements
------------------------------------------------------------------------------

The audited consolidated financial statements of the Insurance Company as of and for the year ended December 31, 1997, included herein should be considered only as bearing upon the ability of the Insurance Company to meet its obligations under the Contracts. The audited financial statements of the Separate Account as of and for the year ended December 31, 1997 are also included herein.

[Financial Statements will be filed by amendment]



                                     PART C
                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

      a.  Financial Statements

     The financial statements of the Separate Account and the Company will be filed by Amendment.

      b. Exhibits

      1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account*
      2. Not Applicable
      3. Principal Underwriter's Agreement**
      4. Individual Variable Annuity Contract
      4. (i) Enhanced Death Benefit Endorsements
      4. (ii) Charitable Remainder Trust Endorsement
      5. Application for Individual Variable Annuity Contract
      6. (i) Copy of Articles of Incorporation of the Company*
         (ii) Copy of the Bylaws of the Company*
      7. Not Applicable
      8. Form of Fund Participation Agreement*
      9. Opinion and Consent of Counsel (to be filed by Amendment)
     10. Independent Auditors' Consent (to be filed by Amendment)
     11. Not Applicable
     12. Not Applicable
     13. Calculation of Performance Data (to be filed by Amendment)
     14. Company Organizational Chart**
     27. Not Applicable

* Incorporated by reference to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on June 24, 1996.

** Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on December 13, 1996.

Item  25.  Directors and Officers of the Depositor

The following are the Officers and Directors of the Insurance Company:

Name and Principal            Positions and Offices
Business Address              with Depositor
- ----------------------------  ---------------------------------

Lowell C. Anderson            Chairman, President, Chief
1750 Hennepin Avenue          Executive Officer and Director
Minneapolis, MN 55403

Herbert F. Hansmeyer          Director
777 San Marin Drive
Novato, CA 94998

Michael P. Sullivan           Director
7505 Metro Boulevard
Minneapolis, MN 55439

Dr. Jerry E. Robertson        Director
220-13E-29/3M Center
St. Paul, MN 55144

Dr. Gerhard Rupprecht         Director
Reinsburgstrasse 19
D-70178
Stuttgart, Germany

Edward J. Bonach              Senior Vice President, Chief
1750 Hennepin Avenue          Financial Officer and Treasurer
Minneapolis, MN 55403

Robert S. James               President - Individual
1750 Hennepin Avenue          Division
Minneapolis, MN 55403

Ronald L. Wobbeking           President-Mass Marketing Division
1750 Hennepin Avenue
Minneapolis, MN 55403

Rev. Dennis Dease             Director
c/o University of St. Thomas
215 Summit Avenue
St. Paul, MN 55105-1096

James R. Campbell             Director
c/o Norwest Corp.
Norwest Center
Sixth & Marquette
Minneapolis, MN 55479-0116

Robert M. Kimmitt             Director
Wilmer, Cutler & Pickering
2445 M Street NW
Washington, DC  20037-1420

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Company organizational chart is incorporated by reference to Pre-Effective Amendment No. 1 (File Nos.333-06709 and 811-05618).

Item  27.  Number of Contract Owners

Not Applicable.

Item  28.  Indemnification

The Bylaws of the Insurance Company provide that:

Each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a Director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the laws of the State of Minnesota, and in the manner prescribed therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Insurance Company pursuant to the foregoing, or otherwise, the Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Insurance Company of expenses incurred or paid by a director, officer or controlling person of the Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

     a. NALAC Financial Plans, LLC is the principal underwriter for the Contracts. It also is the principal underwriter for:

                          Allianz Life Variable Account A
                          Preferred Life Variable Account C

     b. The following are the officers (managers) and directors (Board of Governors) of NALAC Financial Plans, LLC:

                        Positions and Offices
Business Address        with Underwriter
- ----------------------  ----------------------

James P. Kelso          Governor
1750 Hennepin Avenue
Minneapolis, MN 55403

Thomas B. Clifford      Chief Manager and Governor
1750 Hennepin Avenue
Minneapolis, MN 55403

Michael T. Westermeyer  Secretary and Governor
1750 Hennepin Avenue
Minneapolis, MN 55403

Michael J. Yates        Treasurer
1750 Hennepin Avenue
Minneapolis, MN 55403

Edward J. Bonach        Governor
1750 Hennepin Avenue
Minneapolis, MN 55403

Catherine L. Mielke     Compliance Officer
1750 Hennepin Avenue
Minneapolis, MN 55403

Item 30. Location of Accounts and Records

Thomas Clifford, whose address is 1750 Hennepin Avenue, Minneapolis, Minnesota, maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

Item 31. Management Services

Not Applicable

Item 32. Undertakings

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

     d. Allianz Life Insurance Company of North America ("Company") hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                 REPRESENTATIONS

The Insurance Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.


                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf in the City of Minneapolis and State of Minnesota, on this 16th day of September, 1998.

                                         ALLIANZ LIFE VARIABLE ACCOUNT B
                                                    (Registrant)


                                         By:  ALLIANZ LIFE INSURANCE COMPANY
                                              OF NORTH AMERICA
                                                 (Depositor)




                                         By: /S/ MICHAEL T. WESTERMEYER
                                            --------------------------------
                                             Michael T. Westermeyer



                                         ALLIANZ LIFE INSURANCE COMPANY
                                         OF NORTH AMERICA
                                          (Depositor)



                                          By: /S/ MICHAEL T. WESTERMEYER
                                             ------------------------------
                                              Michael T. Westermeyer



Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature and Title

                         Chairman of the Board,           9-16-98
Lowell C. Anderson*      President                        _______
Lowell C. Anderson       and Chief Executive Officer       Date

Herbert F. Hansmeyer*    Director                         9-16-98
Herbert F. Hansmeyer                                      _______
                                                           Date
Michael P. Sullivan*     Director                         9-16-98
Michael P. Sullivan                                       _______
                                                           Date
Dr. Jerry E. Robertson*  Director                         9-16-98
Dr. Jerry E. Robertson                                    _______
                                                           Date
Dr. Gerhard Rupprecht*   Director                         9-16-98
Dr. Gerhard Rupprecht                                     _______
                                                           Date
Edward J. Bonach*       Chief Financial Officer           9-16-98
Edward J. Bonach                                          _______
                                                           Date
Rev. Dennis J. Dease*   Director                          9-16-98
Rev. Dennis J. Dease                                      _______
                                                           Date
James R. Campbell*       Director                         9-16-98
James R. Campbell                                         ________
                                                           Date

Robert M. Kimmitt*       Director                         9-16-98
Robert M. Kimmitt                                         ________
                                                           Date



                                         *By: Power of Attorney



                                          By: /S/ MICHAEL T. WESTERMEYER
                                              --------------------------------
                                              Michael T. Westermeyer
                                              Attorney-in-Fact




                         ALLIANZ LIFE VARIABLE ACCOUNT B

                       REGISTRATION STATEMENT ON FORM N-4

                                INDEX TO EXHIBITS


EX-99.B.4       Individual Variable Annuity Contract
EX-99.B.4(i)    Enhanced Death Benefit Endorsements
EX-99.B.4(ii)   Charitable Remainder Trust Endorsement
EX-99.B.5       Application for Individual Variable Annuity Contract